Belden | linking | people and technology

Belden Inc

Report 2001

ARLS
P.E.
12/31/01

Belden



Don't ask this little girl about Belden. She's never thought twice about wire and cable. That's okay. What's important is that we understand her growing needs for technology. She is the future of our business.

Belden is a brand leader in the high performance wire and cable products used to link technologies to the people who need them.



Bel




$818.6
$1,135.3
$940
'99
'00
'01

Revenues
(in millions)


46.6%
51.3%
57.2%
'99
'00
'01

Equity as a Percent of Total Capital
(in millions)


$1.47
$2.14
$1.25
'99
'00
'01

Diluted Earnings
(per share)


$79.9
$104
$60.3
'99
'00
'01

Operating Earnings
(in millions)

Whenever you see people linked with technology, think of Belden.



Be



Brand Value

Belden isn't a household name.

That is, unless someone in your household happens to make a living wiring television studios, installing computer networks, maintaining communication networks, designing factory automation systems—or working with any of the dozens of other technologies we rely on every day. These are people who know wire and cable companies like the rest of us know soft drink brands and clothing labels. And when the stakes are high—as they often are—many of these professionals look to one name.

That name is Belden.




den
Linking
people and
technology

Financial Highlights

($ in thousands, expect per share amounts)

	2001	2000	1999
Revenues	$ 939,988	$1,135,336	$ 818,614
Change compared with prior year	(17.2)%	38.7 %	23.3 %
Operating earnings	$ 60,256	$ 103,985	$ 79,890
Operating margin	6.4%	9.2 %	9.8 %
Income from continuing operations	$ 31,209	$ 52,843	$ 40,991
Change compared with prior year	(41.4)%	28.9 %	14.1 %
Net Income	$ 30,958	$ 52,843	$ 35,930
Change compared with prior year	(41.4)%	47.1 %	4.1 %
Diluted earnings per share	$ 1.25	$ 2.14	$ 1.47
Total assets	$ 722,690	$ 795,768	$ 712,464
Debt	$ 234,703	$ 272,630	$ 283,817
Stockholders' equity	$ 314,245	$ 287,669	$ 247,527
Debt as a percent of total capitalization	42.8%	48.7 %	53.4 %
Dividends per common share	$ 0.20	$ 0.20	$ 0.20
Return on equity	10%	20 %	18 %
Return on total capitalization	6%	10 %	9 %
Return on total assets	4%	7 %	7 %

Contents

Dear Fellow Shareholder:

As I reflect on the year just past, it would be easy to focus on the disappointments. But despite adversity, we can also report some hard-won achievements.

Sales and earnings were both down in 2001 compared to 2000, and yes, we were disappointed. Our optimism for improved results in 2001 was tested early in the year. Weakness that surfaced in the first quarter picked up speed in the second quarter, and then continued to accelerate as the year unfolded. The tragic events of September 11 erased any hope that the slowdown would be short or mild.

Revenues in 2001 declined $195 million, or 17.2%, compared to those of the year 2000. Looking back, the only times the company suffered greater revenue declines were after the two world wars with the cancellation of large defense contracts and during the Great Depression of the 1930s. In this case, we were hurt by the simultaneous collapse of the technology and telecom sectors in 2001. Fortunately, these sectors still have great long-term potential. Considering the ever-growing demand from both consumers and businesses for increased connectivity, these sectors should be strong drivers of economic expansion in the years ahead.

The fall in revenues caused Belden's earnings to fall as well. Earnings for 2001 were $31.0 million, a 41% decline from the prior year. Likewise, Belden's earnings per share declined from $2.14 in 2000 to $1.25 in 2001. While such a large decline is disappointing, the fact that Belden remains solidly profitable - even under such trying circumstances—is testimony of the organization's strong fundamentals.

In response to poor economic conditions, we reduced our output and employment levels and pared back discretionary spending. These actions were necessary and prudent to preserve profitability and control inventory levels. But these actions were not without cost. In human terms, approximately 1,000 of our employees lost their jobs. In financial terms, several million dollars in severance and other costs were absorbed in our operating income. With a smaller work force and the implementation of other cost reductions, the company has increased its degree of operating leverage so that, as the economy recovers and sales increase, profits should rebound as well.

The strength of the Belden brand

In taking a realistic look at this difficult year, we must also see the bright side. One of Belden's strengths is its ability to generate cash—even in a down market. In 2001, we enjoyed a positive free cash flow of $31 million that was used to reduce debt. In addition, we maintained our capital-spending program at a normal level to help ensure we have efficient, cost-effective manufacturing, high product quality and excellent customer service – the ingredients of future profitability. At year-end, our debt to total capitalization stood at 43%, an improvement of six percentage points since December 31, 2000.



The Belden brand demonstrated its strength in other ways as well. Consider that the dot com craze has now largely come and gone. The tech bubble has burst for many. Yet Belden has not suffered the near or actual collapse that some companies in related sectors have experienced. We believe Belden remains healthy because we make real, high quality products that are required not only for new capacity, but also for the maintenance of existing networks. The proven value of the Belden brand bodes well for our continued success as we begin our centennial year.

Indeed, it has now been 100 years since Belden first began pursuing a strategy of serving the high-value segments of the wire and cable industry. Throughout our history, this strategy has meant differentiating the company on the basics of excellence: quality, customer service and product performance. That's what the Belden brand means to our customers, and it is our commitment to them in the future as well.

We continue to reinforce the value of the Belden brand in tangible ways. In 2001, we initiated a new web-based system that allows our customers to determine product specifications and availability, place orders, check order status and address other customer service issues. This new capability increases the efficiency of our customer service personnel and frees them to become more involved in telemarketing and customer development. Even though this system has only been operational for a few months, we are already seeing a marked increase in online order activity.

Belden has also developed a number of new products to serve the ever-changing needs of electronics and communications customers. They include:

- A new series of high-performance Category 6-rated products that exceed both current and proposed Electronic Industry specifications for high-speed data networks. The introduction of these products allows Belden to offer a complete suite of patent-protected high performance products.

- A complete line of Central Office cables designed to support local and long distance exchanges in overlay and interconnect cabling for applications such as telecommunications equipment, cross-connect wiring and apparatus cabling.

- The HomeChoice™ product line for the growing home automation market, which includes products for home entertainment, security, communication and home office applications. This is a new market for Belden, and initial response has been excellent.

Brand strength translates into market leadership

As further evidence of the strength of the Belden brand, I am pleased to note that we captured first place in world market share for external copper telecom cable in 2001, moving up from third place in 1999 and second place in 2000. This new milestone complements our long-standing market share leadership in professional audio/video and industrial cable.

Clearly 2001 did not develop as we had hoped, but we are not discouraged. Our strategic focus has not changed. We continue to believe that the specialty wire and cable industry, particularly the products serving the electronics and communications industries, offers opportunities for profitable, long-term growth. Likewise, the structure of the global industry continues to evolve. Unfocused companies are divesting wire and cable operations while focused companies like Belden are strengthening their positions by increasing their ability to serve global customer needs.

We are looking forward to 2002 and are hopeful that some of the positive leading indicators are indeed pointing to an economic recovery in the near future. If so, I am confident that Belden will have a successful 100th anniversary year.

C Baker Cunningham

C. Baker Cunningham
Chairman of the Board,
President and Chief Executive Officer

If you work in an office, you know how integral your computer network is to your company's operation. But do you know how integral the *Belden brand* is to your computer network?

Our networking cable is at the core of hard-wired and wireless LANs—and other communications systems—in offices throughout the world. Our products are not only integral to the construction of new networks, but also for the day-in-and-day-out maintenance and repair of hundreds of thousands of systems now in use.

Does brand really matter? Systems engineers—the people responsible for ensuring network "uptime"—seem to think so. The U.S. Senate, Cisco and IBM are among the hundreds of leading organizations that specify Belden products by name.

Linking people and technology

at your office.

When he lands a big contract, he likes to credit his expert salesmanship. He doesn't really care about the technology that helps him stay linked to his customers and deliver on his promises. All that matters to him is that it works. Keeping him up and running is our business.



Fiber optics and twisted pairs to support wireless and traditional networks
Exchange cable that carries voice and data to office building wiring closets
Voice and video data cable for videoconferencing
Point-to-point microwave transmission cables for "wireless" communication between buildings
Control cables for HVAC and security systems in "smart" buildings
Service distribution wire that extends voice and data from the exchange cable to a business
Station wire used for voice communication inside offices

Linking people and technology

in your factory.

Not just any industrial cable will work on her factory floor. She needs highly specialized cable that will work with her equipment the first time—and then perform consistently under demanding conditions. She specifies the Belden brand.


TrayOptic cables for high bandwidth and noise immunity
Video cable for closed-circuit TV monitoring of factory automation
Custom-designed cables for variable-speed drive motors
Shielded cable for signal and control
Coaxial cables for third-generation data highway

How highly do factory automation engineers regard Belden's industrial cable? According to *Control Design* magazine, the answer is *very*. Some 54 percent of design engineers prefer the Belden brand over any other.* The next highest rated company received a mere eight percent of the vote.

Design engineers prefer Belden cable because we custom design it for their highly specialized industrial and instrumentation equipment. And because we work with them regularly to make sure it continues to meet their needs. They know they can place greater demands on Belden products. And they do.

*According to *Control Design* magazine, which named Belden the industry's best wire and cable supplier in its 2001 Reader's Choice Awards. (Complete results are reported in the magazine's October/November 2001 issue.)



Snake cables connecting the stage to the mixers
Cable for wireless and networked microphones
High-performance digital coax for jumbo screens
Multiconductor and triax for video cameras and studio equipment
Fiber optic solutions for video distribution

Linking people and technology

for your entertainment.

He speaks the language of rock and roll, not high technology. When he goes to a concert, all he wants is an extreme multi-media experience. Our audio and video products deliver what he expects, and then some.

When you are broadcasting live entertainment or sporting events, there are no second chances. There is no margin for error. There is just the expectation for the highest quality, the first time and every time.

To achieve it, organizers of the Olympic Games, engineers at NBC's New York studios and thousands of other broadcast and entertainment professionals look to one name: Belden.

Our leadership position in the audio, video, data and broadband markets is undisputed. In fact, an overwhelming 84% of broadcast engineers responding to a *Broadcast Engineering* magazine survey identified Belden as the industry's leading wire and cable company.* *That's* brand leadership.

*Complete results appear in *Broadcast Engineering's* 2001 Share of Mind Study.

What kind of Internet access do you have—dial-up, DSL or cable modem? Our products support them all. Do you have a cell phone? Chances are good that the hard-wired networks sending and receiving your phone signals depend on Belden products. And that's just the beginning.

In 2001, we introduced HomeChoice®, a new product for creating home-based networks. You can use it to network your computers, your phones, your entertainment center, your security system—it's your choice. It opens up a whole new realm of possibilities for your home.



Linking people and technology

in your home.

She just wants to be able to talk with one friend on the phone, chat with another online and listen to MP3s, all while researching her history report on the Internet. Belden helps make that—and a whole lot more—possible.


HomeChoice® residential networking cable for home-based networks
NewGen products for alarm and security
Broadband cable for HDTV
Communication cable to link computers to the Internet
Specialty broadband cables to make cellular transmissions clear and reliable
Exchange cable that carries voice and data "the last mile" to the house

overview

WHO is Belden?

Belden is a leader in the design and manufacture of specialty wire and cable products.

WHAT markets does Belden serve?

Belden serves electronics and communications markets worldwide with more than 8,000 products. Our solutions play an important role in the networking, automation, communication and entertainment industries.

WHEN do customers choose Belden products?

Customers specify Belden products when they are seeking reliability, innovation and performance in their wire and cable products. Engineers are most likely to request the Belden brand by name when they need products that deliver the highest quality, the first time and every time.

WHERE does Belden conduct business?

Belden does business in North America, Europe, Asia/Pacific Rim and Latin America. It operates manufacturing facilities in the United States, Canada, United Kingdom, Hungary, Germany, Australia and The Netherlands, and has distribution centers in the United States, Canada, Singapore, Australia and The Netherlands.

WHY is the Belden brand so highly regarded within its industry?

People who know wire and cable associate the Belden brand with:

- Differentiated products—Belden is consistently first to market with both new products and the product adaptations desired by designers and engineers.

- Customized solutions—Off-the-shelf wire and cable solutions are not adequate for international sporting events, automated factories and other specialty applications. Belden is continuously creating specialized, dedicated solutions for these markets.
- Distributor/customer convenience—Through electronic commerce, virtual warehouses and other services, we make it easy for our customers and distributors to do business with us.

HOW is Belden positioned for growth?

Our long-term business strategies remain unchanged:

1. We remain focused on specialty wire and cable markets.
2. We will maintain and leverage our brand leadership in these markets.
3. We will strive to grow revenues by:
   - Expanding our business in growing markets that need value-added products.
   - Developing new products that increase our customers' productivity and performance.
   - Making strategic acquisitions.
   - Seeking innovations that improve product quality while reducing costs.
   - Transitioning from a geographic- to a product- and application-driven business model.

Electronics Division

Market Overview

- Belden's electronic products primarily support the networking, industrial and entertainment industries. In 2001, the company introduced its first networking product for the home market.
- Belden's networking products are at the core of computer networks, linking local area networks, workstations, equipment and other peripheral devices to each other or to telecommunications service wire.
- The company's industrial products are used in factory automation, signal and control, and high performance industrial and instrumentation equipment. Manufacturers' continued investments in and maintenance of factory floor automation, closed-loop manufacturing systems, programmable controllers and robotics create strong demand for these products.
- Our entertainment/OEM products are in demand by television and radio studios, sports stadiums and arenas, casinos and major sporting events. We primarily market these products through distributors and audio system installers, with some products sold directly to manufacturers of TVs and other electronic, entertainment and electrical equipment.












65%

In 2001, 65 percent of Belden revenues were generated by the Electronics Division.

Products and Applications

- Fiber optics, both single mode and mulitmode, for communications applications such as data interface, local area network cable and telecommunications cable.
- Twisted pair, both shielded and unshielded, for use in computer networking, office complexes, healthcare facilities and education campuses.
- Multiconductor cable for the industrial signal, instrumentation and control market.
- Interconnect cables to connect peripheral computer devices and equipment.
- Coaxial cable for factory floor automation applications.
- Fiber optic cables for factory floor automation data distribution systems using mulitmode fiber.
- Composite cables using various combinations of twisted pair, coaxial and fiber optic cable to meet specific custom cable designs.
- Multiconductor, coaxial and fiber optic products used to distribute analog and digital signals for the television, music and entertainment industries. Applications include video cameras, radios, microphones, musical instruments, video distribution equipment, public address systems and studio equipment.
- Lead wire and flat cables for the OEM market.
- CATV coaxial cable that runs from telephone poles or pedestals to cable subscribers.
- Coaxial cable used for the "drop" section of CATV and Direct Broadcast Satellite (DBS) systems. Belden also manufactures coaxial trunk distribution cable used widely in Europe.

Communications Division

Market Overview

- Belden's communications division manufactures products primarily for the delivery of voice and data signals to a telephony customer. We concentrate on the "last mile" of the system—the distance from a telephone company's central office to neighborhoods or office buildings.
- The ongoing need for upgrades and repairs is a major source of sales to telephone companies.
- Most sales are through multi-year contracts with major communications companies.







Products and Applications

- Exchange cables that carry telephone and data transmissions from central telephone offices to pedestals in neighborhoods and some buildings.
- Service distribution wire that extends voice and data circuits from the pedestal to a home or business.
- Station wire used for voice communication inside offices and other buildings.
- Central office cable used to interconnect switching equipment and other active electronics to a network.
- Composite cable that combines fiber optics and broadband cable with twisted-pair cable used by communications companies in their fiber-to-the-home and other broadband strategies.

In 2001, 35 percent of Belden revenues were generated by the Communications Division.


35%

The Belden Link

Belden links people to technology in hundreds of different ways—from helping transmit the evening news into our home to making it possible to email a photo to the other side of the world.

Together, our communications and electronics divisions manufacture more than 8,000 wire, cable and fiber products. Our solutions today play important roles in the communications, networking, automation and entertainment industries. Here are just some of the places you'll find them.


Broadcast cable used in cable television (CATV) and satellite dish technology (DBS)
Multiconductor cabling used for security systems
Communication cables to supply home users with voice, cable TV and Internet access
Specialty central telephone switching cable used in and between communications switching devices
Feeder and distribution cable servicing telephone and data circuits
Fiber optics and twisted pair used in computer networking
Point-to-point microwave transmission cables
Audio, video and data cable that enables broadcast and entertainment systems to work
Instrumentation/control cables used in factory floor automation
Specialty broadband cable for cellular and radio transmission equipment
Belden

Glossary

Bandwidth—The range of frequencies that a transmitted communications signal occupies or that a receiving system can accept. For example, it takes more bandwidth to download a photograph in a second than to download a page of text. Virtual reality and three-dimensional audio/visual presentations require even more.

Bonded-Pairs—A Belden-patented design used in the company's DataTwist 350™, MediaTwist™ and DataTwist 600e™ networking cables. Our Bonded-Pairs technology affixes individual conductors of a pair of wires along their longitudinal axes. The result is uniform conductor-to-conductor spacing for consistent electrical performance and Installable Performance™.

Cable Modem—A device that enables you to hook up your PC to a local cable TV line and receive data at much faster rates than telephone modems and ISDN lines. A strong competitor to DSL internet service over phone lines.

Category Cables—Belden manufactures Category 3 to 7 cables, all high-performance twisted pair data cables. The higher the category number, the greater the bandwidth. Category 7 is currently the highest performance telecommunication wire available. Ours is certified to applicable UL standards.

Central Office—A building containing telephone switching apparatus and transmission equipment.

Coaxial Cable—The kind of cable that links your cable TV provider to your home or office. Also sometimes used by telephone companies in their central offices and from their telephone poles to their customers, and by businesses for local area networks. Because of its high bandwidth, you can simultaneously receive hundreds of channels from coaxial cable. Belden has been manufacturing coax for more than 50 years.

DSL (Digital Subscriber Line)—A technology for bringing high-bandwidth information to homes and small businesses over ordinary copper telephone lines. A DSL line can carry both data and voice signals, with the data part of the line remaining continuously connected. Currently competes with the cable modem in bringing broadband services to homes and small businesses.

Exchange Cable—The kind of cable that connects telephone central offices with homes and businesses. Exchange cable may be designed for burial, aerial or indoor use and may be shielded, armored or both.

Fiber Optics—A technology that transmits information as light pulses along a glass or plastic fiber. Optical fiber carries much more information than conventional copper wire and is generally not subject to interference. Most telephone company long-distance lines are optical fiber.

Installable Performance™—The ability of twisted-pair networking cables to deliver consistent, superior performance both on-the-reel and, more importantly, after they have been installed. Cable installation involves pulling, bending and other stresses that may change the performance of ordinary cable. Because of their patented design, Belden's Bonded-Pair cables are the cables of choice for exceptional Installable Performance.

ISDN (Integrated Services Digital Network)—An alternative to telephone modems that allows digital transmission over ordinary telephone copper wire and other media. Home and business users can get highly graphic Web pages more quickly through ISDN adapters than through dial-up connections.

Local Loop—The hard-wired circuit connecting a telephone company's central office to its customers' homes or businesses. Also referred to as "the last mile."

Multiconductor Cable—Copper cables with many identical or similar conductors under a common jacket. Typically, the individual conductors are not twisted into pairs as in multi-pair cable. Cables that have many very dissimilar conductors are often referred to as hybrid cables.

Outside Plant (OSP)—All wire, cable and equipment for voice and data transmission between the central office and customers' premises.

Pedestal—An above-ground box for splicing and terminating OSP cable.

POTS (Plain Old Telephone Service)—Means just what it says. Sometimes used in discussions of new telephone technologies in which the question of whether and how existing voice transmission for ordinary telephone communication can be accommodated. For example, DSL and ISDN provide part of their channels for POTS, while using most of their bandwidth for digital data transmission.

Premise Cabling—Refers to the entire cabling system used for voice, data, video and power on a user's premises. For Local Area Networks, the cabling of choice includes unshielded twisted pairs (UTP), fiber optic and coaxial cables. Of these, the UTP market is the largest, with greatest demand for cables with four pairs that meet certain standards of performance, such as Category 5 and Category 5e.

Splitter—A device that divides a high bandwidth signal into two or more lower bandwidth signals, each carrying a selected frequency range. Users connected to a DSL line, for example, may have a splitter installed at their home or business to divide the incoming signal into low frequencies to send to their phone and high frequencies for data to the computer.

Twisted Pair—The traditional method for connecting home and many business computers to the telephone company. Gets its name because two insulated copper wires are twisted together, both of which are needed for each connection. In commercial environments, performance of data transmission can be improved by adding a composite tape to the wire. This is known as shielded twisted pair.

Two Pair Premise Wiring—Refers to the two pairs of voice grade (low bandwidth) twisted pair wire installed in most homes since the 1950s. The extra pair makes it possible for you to add another line when you need it.

Financial Contents

Linking people and technology

Belden



Selected Financial Data

(in thousands, except per share amounts anc number of employees)

	2001	2000	1999	1998	1997
Income statement data					
Revenues	$ 939,988	$1,135,336	$818,614	$664,148	$676,898
Operating earnings	60,256	103,985	79,890	65,802	104,309
Income from continuing operations before cumulative effect of change in accounting principle	31,209	52,843	40,991	35,927	60,024
Diluted earnings per share from continuing operations before cumulative effect of change in accounting principle	$ 1.26	$ 2.14	$ 1.68	$ 1.40	$ 2.28
Diluted earnings per share	$ 1.25	$ 2.14	$ 1.47	$ 1.35	$ 2.30
Balance sheet data					
Total assets	$ 722,690	$ 795,768	$712,464	$500,472	$475,129
Long-term debt	234,703	272,630	283,817	162,850	124,047
Other long-term obligations	96,926	88,246	61,334	44,155	39,051
Stockholders' equity	314,245	287,669	247,527	219,667	228,954
Other data					
Average number of employees	5,500	5,800	4,500	3,400	3,300
Dividends per common share	$ 0.20	$ 0.20	$ 0.20	$ 0.20	$ 0.20

The following discussion and analysis, as well as the accompanying Consolidated Financial Statements and related notes, will aid in the understanding of the Company's results of operations as well as its financial position, cash flows, indebtedness and other key financial information. The following discussion may contain forward-looking statements. In connection therewith, please see the cautionary statements contained herein, which identify important factors that could cause actual results to differ materially from those in the forward-looking statements.

Consolidated Operating Results

The following table sets forth information comparing 2001 consolidated operating results with 2000 and 1999.

Years Ended December 31, (in thousands)	**2001**	2000	1999
Revenues	**$939,988**	$1,135,336	$818,614
Gross profit	**168,906**	231,587	179,632
Operating earnings	**60,256**	103,985	79,890
Interest expense	**18,585**	20,107	14,042
Income from continuing operations before taxes and cumulative effect of change in accounting principle	**42,871**	83,878	65,848
Income from continuing operations before cumulative effect of change in accounting principle	**31,209**	52,843	40,991
Income before cumulative effect of change in accounting principle	**31,209**	52,843	35,930
Net income	**30,958**	52,843	35,930

Business Segments

The Company conducts its operations through two business segments—the Electronics segment and the Communications segment. The Electronics segment designs, manufactures and markets metallic and fiber optic wire and cable products with communications, entertainment, industrial and networking applications. These products are sold primarily through distributors. The Communications segment designs, manufactures and markets metallic cable products primarily with communications and networking applications. These products are sold chiefly to Local Exchange Carriers (LECs) either directly or through value-added resellers (VARs) designated by the LECs.

The following table sets forth information comparing 2001 Electronics segment operating results with 2000 and 1999.

Years Ended December 31, (in thousands)	**2001**	2000	1999
Revenues	**$622,793**	$790,396	$695,316
Operating earnings	**61,925**	97,410	79,651
As a percent of revenues	***9.9%***	*12.3%*	*11.5%*

The Communications segment was created with the acquisition of Cable Systems Holding Company (CSH) and its subsidiary, Cable Systems International Inc. (CSI), on June 28, 1999. The following table sets forth information comparing 2001 Communications segment operating results with 2000 and 1999.

Years Ended December 31, (in thousands)	**2001**	2000	1999
Revenues	**$337,322**	$379,936	$132,103
Operating earnings	**6,283**	16,683	4,673
As a percent of revenues	***1.9%***	*4.4%*	*3.5%*

Acquisitions

Belden made no acquisitions during 2001. During 2000 and 1999, Belden acquired the entities described below. Each of these acquisitions was accounted for under the purchase method of accounting. Operating results of each acquisition are included in the Company's consolidated results since its respective acquisition date and may affect comparability of the results of continuing operations between years.

On April 3, 2000, Belden purchased certain assets and assumed certain liabilities of the metallic communications cable operations of Corning Communications Limited in Manchester, United Kingdom (Manchester). Manchester manufactures and markets metallic cable products primarily for the British communications market. Operating results for Manchester have been included in the results of continuing operations for the Communications segment since the acquisition date.

On October 25, 1999, the Company purchased Dörfler Kabelwerk GmbH (Dörfler) in Klosterneuberg, Austria, and Duna Kábel Kft. (Duna) in Budapest, Hungary. Dörfler and Duna manufacture and market copper communication and specialty electronics cables for the communications and industrial markets. Operating results for Dörfler and Duna have been included in the results of continuing operations for the Electronics segment since the acquisition date.

On June 28, 1999, Belden acquired all of the outstanding shares of CSH and its subsidiary, CSI, in Phoenix, Arizona. CSI manufactures and markets copper cable products used mainly for communications applications in the United States. Operating results for CSI have been included in the results of continuing operations for the Communications segment since the acquisition date.

Results of Operations—2001 Compared with 2000

Revenues

Revenues decreased 17.2% to $940.0 million in the year ended December 31, 2001 from $1,135.3 million in the year ended December 31, 2000 as reduced sales volume and unfavorable currency translation on international revenues were only partially offset by increased pricing and the inclusion for the full year of revenues generated by Manchester, acquired during 2000.

Decreased unit volume contributed 18.0 percentage points of revenue decline. Excluding the impact of the Manchester acquisition, the Company experienced sales volume decreases in all of its product offerings due primarily to the downturn in both the United States and European economies and the lack of significant purchases during the year by a major private-label customer obligated under a "take-or-pay" contract to purchase approximately $60 million of product during the year.

Unfavorable foreign currency translation on international revenues accounted for 1.0 percentage point of revenue decline. The euro, British pound, Australian dollar and Canadian dollar decreased from average exchange values of $0.92, $1.52, $0.58 and $0.67, respectively, in 2000 to $0.90, $1.44, $0.52 and $0.65, respectively, in 2001.

A modest net increase in product pricing offset the negative impact that reduced unit sales volume and currency translation had on revenue comparisons by 0.2 percentage points. This increase in product pricing represented the current-year net impact of sales price increases implemented in prior periods. These increases were partially offset by sales price reductions implemented on certain networking products in 2001.

The inclusion for the full year of revenues generated by Manchester, acquired in 2000, also partially offset the negative impact that sales volume and currency translation had on revenue comparisons by 1.6 percentage points.

Revenues in the United States, representing approximately 66% of the Company's total revenues for the year ended December 31, 2001, declined by 20% compared to revenues for 2000. This decline was attributed primarily to reduced demand for Electronics segment products. United States revenues generated from the sale of Electronics segment products during 2001 declined by 26% from revenues generated during 2000. Revenues generated in the United States from the sale of Communications segment products during the year ended December 31, 2001 decreased 9% compared to the same period in 2000.

Revenues in Europe represented approximately 21% of the Company's total revenues for the year ended December 31, 2001. European revenues generated during 2001 decreased by 11% compared to revenues generated during 2000. Absent the inclusion for the full year of revenues generated by Manchester, acquired in 2000, European revenues for 2001 would have decreased by 19% compared to revenues in 2000. Unfavorable currency translation accounted for approximately 3 percentage points of the decline. The remainder of the decline, approximately 16 percentage points, represented lower local demand for both Electronics segment and Communications segment products.

Revenues from the rest of the world, representing approximately 13% of the Company's total revenues for the year ended December 31, 2001, declined by 11% from 2000. This decline reflected lower demand in Canada and Latin America and unfavorable currency translation that was partially offset by increased revenues in the Asia/Pacific markets.

Costs, Expenses and Earnings

The following table sets forth information comparing the 2001 components of earnings with 2000.

Years Ended December 31, (in thousands, except % data)	2001	2000	% Decrease 2001 Compared with 2000
Gross profit	$ 168,906	$231,587	(27.1)%
As a percent of revenues	*18.0%*	*20.4%*	
Operating earnings	$ 60,256	$103,985	(42.1)%
As a percent of revenues	*6.4%*	*9.2%*	
Income from continuing operations before taxes and cumulative effect of change in accounting principle	$ 42,871	$ 83,878	(48.9)%
As a percent of revenues	*4.6%*	*7.4%*	
Net income	$ 30,958	$ 52,843	(41.4)%
As a percent of revenues	*3.3%*	*4.7%*	

Gross profit decreased 27.1% to $168.9 million in the year ended December 31, 2001 from $231.6 million in the year ended December 31, 2000 due primarily to lower sales volumes. This decline was partially offset by both the current-year impact of sales price increases implemented on certain telecom, specialty electronics, broadcast and entertainment products in prior periods and the impact of material, labor and overhead cost reductions. Gross profit as a percent of revenues declined by 2.4 percentage points from the prior year as the Company's currently lower-margin Communications segment represented a larger share of total operations in 2001 than it did in 2000 due to the Manchester acquisition in the second quarter of 2000.

Operating earnings decreased 42.1% to $60.3 million in the year ended December 31, 2001 from $104.0 million in the year ended December 31, 2000 due primarily to lower gross profit and an $8.4 million bad debt related to a financially troubled VAR. This decrease was partially offset by the Company's recognition of $8.3 million in other operating earnings for compensation due under a "take-or-pay" contract from a major private-label customer. Selling, general and administrative expenses increased to 12.4% of revenues in 2001 from 11.2% of revenues in 2000 due to this doubtful account. Operating earnings as a percent of revenues declined by 2.8 percentage points from the prior year due to the impact of the Company's currently lower-margin Communications segment.

Income from continuing operations before taxes and cumulative effect of change in accounting principle decreased 48.9% to $42.9 million in the year ended December 31, 2001 from $83.9 million in the year ended December 31, 2000 due primarily to lower operating earnings that were only partially offset by the pretax gain of $1.2 million recognized on the Company's sale of its ownership interest in a medical wire joint venture during the first quarter of 2001 and by decreased interest expense. Interest expense decreased 7.6% to $18.6 million in 2001 from $20.1 million in 2000 despite marginally higher interest rates due to lower average borrowings. Average debt outstanding during 2001 and 2000 was $262 million and $302 million, respectively. The Company's average interest rate was 7.3% in 2001 compared to 6.8% in 2000.

The net tax expense of $11.7 million in the year ended December 31, 2001 reflected the favorable resolution of a prior-period tax contingency of $2.3 million and a reduction in the effective annual income tax rate from 37.0% to 32.5%. The lower effective tax rate was due primarily to the relative benefit of permanent deductions to a smaller pretax earnings amount ($42.9 million in 2001 compared to $83.9 million in 2000). In addition, in the first quarter of 2001, the Company determined under Accounting Principles Board Opinion (APB) No. 23, *Accounting for Income Taxes—Special Areas*, that undistributed earnings from its European and Australian subsidiaries would not be remitted to the United States in the foreseeable future and, therefore, no additional provision for United States taxes was made.

Net income decreased 41.4% to $31.0 million in the year ended December 31, 2001 from $52.8 million in the year ended December 31, 2000 due mainly to lower income from continuing operations before taxes and cumulative effect of change in accounting principle and the cumulative effect of the Company's adoption of Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activity*, on January 1, 2001. This decline was partially offset by the lower effective tax rate.

Electronics Segment

Revenues decreased 21.2% to $622.8 million for the year ended December 31, 2001 from $790.4 million for the year ended December 31, 2000. This decrease was due primarily to weakening demand for the Company's broadband, networking, specialty electronics and entertainment/OEM products resulting from the downturn in both the United States and European economies and the negative effect of currency translation on international revenues. This decrease was partially offset by the current-year impact of sales price increases implemented on certain telecom, specialty electronics, broadcast and entertainment products in prior periods and strong demand for the segment's broadband products in the Asia/Pacific markets.

Operating earnings decreased 36.4% to $61.9 million for the year ended December 31, 2001 from $97.4 million for the year ended December 31, 2000. As a percent of net revenues, operating earnings decreased to 9.9% for the year ended December 31, 2001 from 12.3% for the same period in 2000. These results reflected the segment's unfavorable leveraging of its fixed costs on a lower revenue base partially offset by the current-year impact of sales price increases implemented on certain product lines in prior periods.

Communications Segment

The Communications segment recorded revenues of $337.3 million for the year ended December 31, 2001, an 11.2% decrease from revenues of $379.9 million for the year ended December 31, 2001. This decrease represented the lack of sales during the year to the private-label customer under the "take-or-pay" contract, partially offset by the inclusion for the full year of revenues generated by Manchester, acquired in 2000.

Operating earnings decreased 62.3% to $6.3 million for the year ended December 31, 2001 from $16.7 million for the year ended December 31, 2000. Operating earnings as a percent of net revenues decreased to 1.9% in the year ended December 31, 2001 from 4.4% in 2000. These results reflected an $8.4 million bad debt related to a financially troubled VAR that was partially offset by the positive impact of material cost reduction initiatives and the Company's recognition of $8.3 million in other operating earnings for compensation due under a "take-or-pay" contract from a major private-label customer.

Results of Operations—2000 Compared with 1999

Revenues

Revenues increased 38.7% to $1,135.3 million in the year ended December 31, 2000 from $818.6 million in the year ended December 31, 1999. Revenue growth came from a variety of sources.

Two-thirds of the revenue growth resulted from the impact of acquisitions. The inclusion for the full year of revenues generated by CSI, Dörfler and Duna, all acquired in 1999, contributed approximately 16.8% of this increase. The acquisition of Manchester in 2000 contributed 8.3% of revenue growth.

The Company also experienced volume growth on all of its product offerings. These volume gains contributed 14.7% of the revenue growth. The volume growth represented a combination of increased customer demand, market penetration and special projects such as the 2000 Sydney Olympics and the Republican and Democratic National Conventions. Offsetting these volume increases was a decrease in revenues resulting from the Company's exit of the molded cable assemblies business in early 2000.

The Company experienced some strengthening in price on its specialty electronics, broadcast and entertainment products. Pricing actions on these products and the impact of higher average copper prices resulted in 2.6% of the increase in revenues. These increases were partially offset by lower prices for plastic insulated cable products.

Offsetting the positive impact that acquisitions, volume and pricing had on revenue comparisons was unfavorable foreign currency translation on international revenues. The decline of the euro and Australian dollar from average exchange values of $1.07 and $0.65, respectively, in 1999 to $0.92 and $0.58, respectively, in 2000 accounted for a 2.7% decrease in revenues.

Revenues in the United States, representing 69% of the Company's total revenues for the year ended December 31, 2000, increased by 39% compared to revenues for the year ended December 31, 1999. This improvement resulted from increased sales of both Electronics segment and Communications segment products. United States revenues generated from the sale of Electronics segment products during 2000 increased by 15% from revenues generated in 1999. Revenues generated in the United States from the sale of Communications segment products during 2000 increased by 123% from revenues generated in 1999. The inclusion for a full year of revenues generated by CSI, acquired in 1999, contributed 83 percentage points of this increase.

Revenues in Europe represented 20% of the Company's total revenues for the year ended December 31, 2000. European revenues increased by 64% from revenues generated during 1999. The inclusion for a portion of the year of revenues generated by Manchester, acquired in 2000, contributed 51 percentage points of this increase. Local currency revenues generated from the sale of Electronics segment products during 2000 increased by 30% from revenues generated in 1999. Approximately 13 percentage points of this increase resulted from the inclusion for the full year of revenues generated by Duna and Dörfler, both acquired in 1999. This favorable revenue comparison was partially offset by the unfavorable impact of currency translation.

Revenues from the rest of the world, representing 11% of the Company's total revenues for 2000, increased by 9% from revenues generated in 1999. This improvement represented increased demand in Canada, Latin America and the Asia/Pacific markets that was partially offset by the unfavorable impact of currency translation.

Costs, Expenses and Earnings

The following table sets forth information comparing the 2000 components of earnings with 1999.

Years Ended December 31, (in thousands, except % data)	2000	1999	% Increase 2000 compared with 1999
Gross profit	$231,587	$179,632	28.9%
As a percent of revenues	*20.4%*	*21.9%*	
Operating earnings	$103,985	$ 79,890	30.2%
As a percent of revenues	*9.2%*	*9.8%*	
Income from continuing operations before taxes and cumulative effect of change in accounting principle	$ 83,878	$ 65,848	27.4%
As a percent of revenues	*7.4%*	*8.0%*	
Net income	$ 52,843	$ 35,930	47.1%
As a percent of revenues	*4.7%*	*4.4%*	

Gross profit increased 28.9% to $231.6 million in the year ended December 31, 2000 from $179.6 million in the year ended December 31, 1999 due primarily to increased sales volume and secondarily to improved profitability within the Electronics segment. This improvement represented positive pricing actions taken on certain specialty electronics, broadcast and entertainment product lines during the year, the impact of material cost reductions in the Americas, the impact of lower overhead costs associated with prior-year plant consolidations and a continuing mix shift toward higher-bandwidth, higher-margin products. Gross profit as a percent of revenues declined by 1.5 percentage points from the prior year as the improved profitability in the Electronics segment was offset by the full-year impact of the Company's currently lower-margin Communications segment.

Operating earnings increased 30.2% to $104.0 million in the year ended December 31, 2000 from $79.9 million in the year ended December 31, 1999 due primarily to higher gross profit. Also contributing to this increase was an improvement in selling, general and administrative expenses to 11.2% of revenues in 2000 from 12.2% of revenues in 1999. This improvement reflects the favorable leveraging of such costs despite increased employee benefits costs and an increase in bad debt expense related to a failed North American distributor. Operating earnings as a percent of revenues declined by 0.6 percentage points from the prior year.

Income from continuing operations before taxes and cumulative effect of change in accounting principle increased 27.4% to $83.9 million in the year ended December 31, 2000 from $65.8 million in the year ended December 31, 1999 due chiefly to higher operating earnings. The higher operating earnings were partially offset by increased interest expense. Interest expense increased 43.2% to $20.1 million in 2000 from $14.0 million in 1999 due to greater borrowings at marginally higher interest rates. Average debt outstanding during 2000 and 1999 was $302 million and $229 million, respectively. The Company's average interest rate was 6.8% in 2000 compared to 6.4% in 1999.

The Company's effective tax rate was 37.0% and 37.8% in 2000 and 1999, respectively. The decrease is the result of various tax-saving strategies implemented during the year.

Electronics Segment

Revenues increased 13.7% to $790.4 million for the year ended December 31, 2000 from $695.3 million for the year ended December 31, 1999. Approximately 2.7% of this increase came from the inclusion for the full year of revenues generated by Dörfler and Duna, both acquired in 1999. The remaining 11.0% reflects strong organic growth in all of the segment's product offerings. Broadband, wireless coaxial and high-bandwidth fiber optic products drove increases in revenues from products with communications applications. Broadcast applications to support the conversion from analog-signal to digital-signal technology led growth in the entertainment market. Strong demand from the semiconductor industry and from factory floor automation projects accounted for increased revenues from the segment's specialty electronics products. The growth in demand for high-performance data cables fueled increases in revenues from products with networking applications. The unfavorable impact of foreign currency translation partially offset the impact of increased demand for the segment's products.

A North American distributor that purchased product from the Company sought insolvency protection late in the year. The Company reserved in its financial statements the amount it anticipated would be uncollected for prior sales made to the distributor.

Operating earnings increased 22.3% to $97.4 million for the year ended December 31, 2000 from $79.7 million for the year ended December 31, 1999. As a percent of revenues, they increased to 12.3% from 11.5%. These results reflected the effects of the continuing shift toward higher-margin, high-bandwidth products, a somewhat more favorable pricing environment and a favorable leveraging of production period costs.

Communications Segment

The segment recorded revenues of $379.9 million for the year ended December 31, 2000, an increase from 1999 revenues of $132.1 million. The majority of this increase resulted from the inclusion for the full year of revenues generated by CSI, acquired in 1999, and for a portion of the year of revenues generated by Manchester, acquired in 2000. The increase also reflected the impact of the Company's success in securing additional business during the year in its U.S. operations.

Operating earnings increased to $16.7 million for the year ended December 31, 2000 from $4.7 million for the year ended December 31, 1999. Operating earnings as a percent of revenues increased to 4.4% in 2000 from 3.5% in 1999. These results reflected the positive impact of material cost reduction initiatives as well as reductions in selling, general and administrative spending partially offset by new employee training costs incurred to meet the production requirements of the additional business acquired during the year and lower prices for plastic insulated cable products related to the LEC contract award.

Financial Condition

Liquidity and Capital Resources

The Company's sources of cash liquidity included cash and cash equivalents, cash from operations and amounts available under credit facilities. The Company believes that these sources are sufficient to fund the current requirements of working capital, capital expenditures, dividends and other financial commitments.

The following table summarizes the Company's cash flows from operating, investing and financing activities as reflected in the Consolidated Cash Flow Statements.

Summarized Cash Flow Statements

Years Ended December 31, (in thousands)	2001	2000	1999
Net cash provided by (used in)			
Operating activities	$ 72,744	$ 59,798	$ 67,262
Investing activities	(35,425)	(47,523)	(193,103)
Financing activities	(42,015)	(8,637)	126,622
Effect of exchange rate changes on cash and cash equivalents	99	(116)	(198)
Increase (decrease) in cash and cash equivalents	$ (4,597)	$ 3,522	$ 583

Net Cash Provided by Operating Activities

Years Ended December 31, (in thousands)	2001	2000	1999
Income from continuing operations before cumulative effect of change in accounting principle	$ 31,209	$ 52,843	$ 40,991
Depreciation and amortization	40,292	37,535	30,358
Deferred income taxes, net	9,644	6,719	5,577
Gain on business divestiture	(1,200)	–	–
Other, net	508	–	–
Change in operating assets and liabilities, net	(7,709)	(37,299)	(3,289)
Net cash provided by continuing operations	72,744	59,798	73,637
Net cash used in discontinued operations	–	–	(6,375)
Net cash provided by operating activities	$ 72,744	$ 59,798	$ 67,262

Net cash provided by continuing operations in 2001 totaled $73 million and included a net change in operating assets and liabilities resulting from lower inventories and accounts receivable that were partially offset with increased taxes receivable as well as decreased accounts payable and accrued liabilities. During 2000, cash flow from operations totaled $60 million. Operating assets and liabilities consumed $37 million of funds, principally through net increases in accounts receivable and inventory that were partially offset with an increase in accounts payable and accrued expenses. Cash consumed by the discontinued operations in 1999 reflects the net results of the cord products operations prior to the disposition of the business.

Net Cash Used in Investing Activities

Years Ended December 31, (in thousands)	2001	2000	1999
Capital expenditures	$ (37,072)	$ (34,130)	$ (24,863)
Cash used to acquire businesses	–	(15,485)	(197,557)
Proceeds from business divestiture	1,400	–	27,433
Proceeds from disposal of property	247	2,092	1,884
Net cash used in investing activities	$ (35,425)	$ (47,523)	$(193,103)

Capital Expenditures

Years Ended December 31, (in thousands)	2001	2000	1999
Capacity modernization and enhancement	$ 22,424	$ 11,861	$ 11,657
Capacity expansion	8,729	15,054	5,846
Other	5,919	7,215	7,360
	$ 37,072	$ 34,130	$ 24,863

Capital expenditures during 2001, 2000 and 1999 were approximately 3.9%, 3.0% and 3.0% of total revenues, respectively. The increase in investment during 2001 was utilized principally for maintaining and enhancing existing production capabilities. In 2000, approximately 44% of capital expenditures were utilized for capacity expansion.

In 2000, the Company acquired the metallic communications cable operations of Corning Communications Limited in Manchester, United Kingdom for cash of approximately $15 million. During 1999, the Company acquired the operations of Dörfler Kabelwerk GmbH in Klosterneuberg, Austria and Duna Kábel Kft. in Budapest, Hungary for $17 million in cash. Additionally, the Company acquired Cable Systems Holding Company and its operating subsidiary, Cable Systems International Inc. Cash consideration for the purchase was approximately $180 million.

Proceeds from business divestiture in 2001 resulted from the sale of the Company's interest in MCTEC B.V. in Venlo, Netherlands. In 1999, the Company sold its cord products business and received approximately $27 million.

Net Cash Provided by (Used in) Financing Activities

Years Ended December 31, (in thousands)	2001	2000	1999
Net borrowings (payments) under long-term credit facility and credit agreements	$ (38,635)	$ (4,609)	$ 5,501
Proceeds from private placement of debt	–	–	125,000
Proceeds from exercise of stock options	1,515	852	1,003
Cash dividends paid	(4,895)	(4,880)	(4,882)
Net cash provided by (used in) financing activities	$ (42,015)	$ (8,637)	$ 126,622

During 2001, the Company repaid approximately $39 million of debt. The repayments were funded primarily by cash flow from operations. Dividends of $0.20 per share were paid to shareholders.

In 1999, the proceeds of the private placement debt were utilized to finance the acquisition of CSI. The debt was issued in tranches of $64 million, $44 million and $17 million that will mature in 2004, 2006 and 2009, respectively.

Borrowings and other contractual obligations have the following scheduled maturities.

Borrowings and Contractual Obligations

	Payments Due by Period				
December 31, 2001 (in thousands)	Total	Less than 1 year	1-2 years	3-4 years	After 4 years
Long-term debt [1]	$234,703	$34,703	$64,000	$74,000	$62,000
Capital lease obligations	–	–	–	–	–
Operating leases	8,278	3,989	3,394	745	150
Unconditional purchase obligations	2,100	2,100	–	–	–
Other long-term obligations	–	–	–	–	–
Total contractual cash obligations	$245,081	$40,792	$67,394	$74,745	$62,150

(1) At December 31, 2001, the borrowings due in less than 1 year were reclassified to long-term debt, reflecting the Company's intention and ability to refinance the amounts during the next year on a long-term basis.

Other commercial commitments consist of a new credit agreement with a group of 7 banks executed in June 2001 (New Credit Agreement). The New Credit Agreement provides for an aggregate $150 million unsecured, variable-rate and revolving credit facility expiring in June 2004.

Other Commercial Commitments

	Amount of Commitment Expiration Per Period				
December 31, 2001 (in thousands)	Total	Less than 1 year	1-2 years	3-4 years	After 4 years
Lines of credit	$150,000	$ –	$ –	$150,000	$ –
Standby letters of credit	7,258	7,258	–	–	–
Guarantees	109	109	–	–	–
Standby repurchase obligations	–	–	–	–	–
Other commercial commitments	–	–	–	–	–
Total commercial commitments	$157,367	$ 7,367	$ –	$150,000	$ –

Working Capital

December 31,	2001	2000
(in thousands, except current ratio)		
Current assets		
Cash and cash equivalents	$ 2,799	$ 7,396
Receivables, net	105,865	156,195
Inventories	154,207	175,331
Income taxes receivable	14,527	–
Deferred income taxes	7,078	12,535
Other current assets	2,470	3,116
Total current assets	$ 286,946	$354,573
Current liabilities		
Accounts payable and accrued liabilities	$ 76,816	$142,871
Income taxes payable	–	4,352
Total current liabilities	$ 76,816	$147,223
Working capital	$ 210,130	$207,350
Current ratio(1)	3.74	2.41

(1)Total current assets divided by total current liabilities

Current assets decreased $68 million, or 19%, from $355 million at December 31, 2000 to $287 million at December 31, 2001. Receivables decreased $50 million due to reduced sales volume in 2001 and the addition of an $8 million account receivable from a financially troubled VAR to the allowance for doubtful accounts. Inventories decreased $21 million due to inventory reduction efforts implemented by the Company in response to reduced product demand. The increase in income taxes receivable was due to the utilization of tax net operating loss carrybacks to prior periods and estimated interim tax payments made in excess of actual annual amounts due.

Current liabilities decreased $70 million, or 48%, from $147 million at December 31, 2000 to $77 million at December 31, 2001. Accounts payable and accrued liabilities decreased $66 million due to reduced production and purchasing levels within the Company, biennial settlement of the employee stock purchase plan and payment of escrowed funds owed to the former shareholders of CSI.

The Company's current ratio increased from 2.41 at December 31, 2000 to 3.74 at December 31, 2001.

Long-lived Assets

December 31,	2001	2000
(in thousands)		
Property, plant and equipment, net	$ 355,852	$355,415
Goodwill, net	74,016	80,552
Other long-lived assets	5,876	5,228
	$ 435,744	$441,195

Long-lived assets decreased $5 million, or 1%, from $441 million at December 31, 2000 to $436 million at December 31, 2001. Property, plant and equipment, net includes the undepreciated acquisition cost of the Company's land and land improvements, buildings and leasehold improvements and machinery and equipment. Goodwill, net consists of the unamortized difference between the aggregate purchase price of acquired businesses taken as a whole and the fair market value of the identifiable net assets of those acquired businesses.

Capital Structure *December 31,* (in thousands)	2001		2000	
	Amount	Percent	Amount	Percent
Long-term debt	$ 234,703	42.8%	$ 272,630	48.7%
Stockholders' equity	314,245	57.2	287,669	51.3
	$ 548,948	100.0%	560,299	100.0%

The Company's capital structure consists primarily of long-term debt and stockholders' equity. The capital structure decreased $11 million due principally to a reduction in long-term debt that was partially offset by an increase in stockholders' equity.

The Company had privately placed debt of $200 million outstanding at December 31, 2001. Details regarding maturities and interest rates are shown below.

Note Series	Principal Balance	Maturity Date	Effective Interest Rate
Senior Notes, Series 1997-A	$ 75,000,000	08/11/2009[1]	6.92%
Senior Notes, Series 1999-A	64,000,000	09/01/2004	7.60%
Senior Notes, Series 1999-B	44,000,000	09/01/2006	7.75%
Senior Notes, Series 1999-C	17,000,000	09/01/2009	8.06%

(1) The Senior Notes, Series 1997-A include an amortizing maturity feature. The Company is required to repay $15 million in principal per annum beginning August 11, 2005.

The agreements for these private placements contain affirmative and negative covenants, including maintenance of minimum net worth and maintenance of a maximum ratio of debt to total capitalization.

The Company entered into the New Credit Agreement in June 2001. The New Credit Agreement provides for an aggregate $150 million unsecured, variable-rate and revolving credit facility expiring in June 2004. The New Credit Agreement contains affirmative and negative covenants, including maintenance of a maximum debt-to-total-capitalization ratio, maintenance of a minimum interest coverage ratio and maintenance of minimum consolidated tangible net worth.

The New Credit Agreement replaced the $200 million credit agreement dated November 1996 between the Company and a group of 7 banks that would have expired in November 2001 (Old Credit Agreement). The Company cancelled the Old Credit Agreement in June 2001. At December 31, 2001, the Company had no outstanding borrowings under the New Credit Agreement. The Company also had unsecured, uncommitted arrangements with 8 banks under which it may borrow up to $105 million at prevailing interest rates. At December 31, 2001, the Company had $35 million outstanding borrowings under these arrangements with an average interest rate of 2.98%. At December 31, 2001, short-term borrowings of $35 million under these arrangements were reclassified to long-term debt, reflecting the Company's intention and ability to refinance the amounts during the next year on a long-term basis.

During the year ended December 31, 2001, the Company decreased total outstanding debt by $38 million, or 14%, with cash provided by operations and certain other investing and financing activities. The Company's debt-to-total-capitalization ratio decreased from 48.7% at December 31, 2000 to 42.8% at December 31, 2001.

Stockholders' equity increased by $27 million, or 9%, due primarily to net earnings less dividends of $26 million and a $10 million reduction of common stock held in treasury as a result of stock option and stock purchase plan settlement activity that was only partially offset by a reduction in additional paid-in capital and increases in both accumulated other comprehensive loss and unearned deferred compensation.

Effects of Inflation

During the years presented, inflation had a relatively minor effect on the Company's results of operations. In recent years, the United States rate of inflation has been relatively low. In addition, because the Company's inventories are valued primarily on the LIFO method, current inventory costs are matched against current sales so that increases in costs are reflected in earnings on a current basis.

Environmental Remediation

The Company has been identified as a potentially responsible party with respect to 4 sites designated for remediation under the Comprehensive Environmental Response, Compensation and Liability Act or similar state laws. The Company does not own or operate any of these waste sites. Although estimates of clean up costs have not yet been completed for these sites, the Company believes that, based on its review and other factors, including its estimated share of the waste volume at the sites, the existence of other financially viable, potentially responsible parties and the anticipated nature and scope of the remediation, the costs to the Company relating to these sites will not have a material adverse effect on its results of operations or financial condition. Ground water contamination has been identified on the site of the Venlo, Netherlands manufacturing facility, which the Company acquired in 1995. The Company has recorded a liability for the remediation costs, which are currently estimated at approximately $1 million.

Euro Conversion

In January 1999, certain member countries of the European Union (EU) established irrevocable, fixed conversion rates between their existing sovereign currencies (legacy currencies) and a new common currency (euro). These countries introduced the euro as their common currency over a period ending January 1, 2002 and the various legacy currencies will become obsolete effective June 30, 2002.

The Company has significant operations in several of the EU countries that converted to the euro. Therefore, the Company prepared for the introduction of the euro for several years. The timing of the Company's retirement of the legacy currencies has been scheduled so as to comply with various legal requirements and to facilitate optimal coordination with the plans of vendors, distributors and customers. Work related to the introduction of the euro and retirement of the legacy currencies included conversion of information technology systems; recalculation of currency risk; recalibration of financial instruments; evaluation and action, if needed, regarding the continuity of contracts; and modification of processes for preparing tax, accounting, payroll and customer records.

Based on the work performed to date, the conversion to the euro has not had, nor is expected to have, a material adverse effect on the results of operations or financial condition of the Company.

Impact of Pending Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets* effective for fiscal years beginning after December 15, 2001.

SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is no longer permitted. SFAS No. 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination that is completed after June 30, 2001.

SFAS No. 142 no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under certain conditions) for impairment in accordance with this statement. This impairment test uses a fair value approach rather than the undiscounted cash flows approach previously required by SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of.* Intangible assets that do not have indefinite lives will continue to be amortized over their useful lives.

The Company will apply the new rules of accounting under SFAS No. 142 beginning in the first quarter of 2002. Based on the Company's current levels of goodwill and indefinite-lived intangible assets, application of the nonamortization provisions of SFAS No. 142 is expected to result in an approximate $1.4 million ($2.1 million pretax) increase in net income. During 2002, the Company will perform the required impairment tests on goodwill and indefinite-lived intangible assets as of January 1, 2002.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment of Long-Lived Assets*, effective for fiscal years beginning after December 15,

2001. SFAS No. 144 supersedes SFAS No. 121 and certain accounting and reporting provisions of Accounting Principles Board (APB) No. 30, *Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*, related to the disposal of a segment of a business. Because SFAS No. 121 did not address the accounting for a segment of a business recognized as a discontinued operation under APB No. 30, two accounting models existed for long-lived assets selected for disposition. With the issuance of SFAS No. 144, the Board established a single accounting model, based on the framework established in SFAS No. 121, for long-lived assets selected for disposition. The Company will apply the new rules of accounting under SFAS No. 144 beginning in the first quarter of 2002.

Critical Accounting Policies

Allowance for Doubtful Accounts/
Sales Price or Rebate Allowances

The Company evaluates the collectibility of accounts receivable based on specific identification basis.

The Company grants incentive allowances to selected customers as part of its sales programs. The incentives are determined based on certain targeted sales volumes. In certain instances, the Company also grants selected product price protection allowances. The Company reduces sales revenues where incentives or allowances are granted.

In circumstances where the Company is aware of a customer's inability or unwillingness to pay outstanding amounts, the Company records a specific reserve for bad debts against amounts due to reduce the receivable to its estimated collectible balance.

The Company recorded bad debt expense of $8.9 million and $5.9 million in 2001 and 2000, respectively. Included in the 2001 expense was $8.4 million for an individual customer (VAR) of the Communications segment that filed for bankruptcy. Included in the 2000 expense was $5.1 million for an individual customer (distributor) of the Electronics segment that filed for bankruptcy.

The allowance for doubtful accounts at December 31, 2001 of $15.3 million includes reserves to cover the two customer accounts mentioned above. The Company does not anticipate that any other major customers will be unable to pay for outstanding receivables.

Slow Moving and Obsolete Inventory Reserves

The Company evaluates the realizability of its inventory on a product-by-product basis in light of anticipated sales demand. In circumstances where inventory levels are in excess of anticipated market demand, the Company records a charge to cost of goods sold and reduces the inventory to its net realizable value.

At December 31, 2001 and 2000, the Company had reserves for slow moving and obsolete inventory of $10.4 million and $10.8 million, respectively.

Debt Covenants

The Company's debt agreements require the Company to maintain certain financial ratios and a minimum level of net worth. The Company was in compliance with these agreements as of December 31, 2001. The Company anticipates the results of operations will improve for the year ending December 31, 2002 and thereafter and the likelihood of a material default on its debt agreements is negligible absent any material negative trend affecting the world economy as a whole. The Company also believes its lenders would accept modifications or provide waivers to these agreements if necessary. However, the Company's expectations of future operating results and continued compliance with its debt agreements cannot be assured and the lenders' actions are not controllable by the Company.

Quantitative and Qualitative Disclosure about Market Risks

Market risks relating to the Company's operations result primarily from interest rates, foreign exchange rates and certain commodity prices, as well as concentrations of credit. Each of these is discussed below.

Interest Rate Risk

The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates. For the Company's short-term and long-term debt obligations, the table presents principal cash flows and average interest rates by expected maturity dates. The table also presents fair values as of December 31, 2001.

	Expected Maturity Dates						
	2002	2003	2004	2005	2006	Thereafter	Fair Value
(in millions, except rates)							
Fixed-rate debt obligations				$15.0	$15.0	$45.0	$71.2
Average interest rate				6.92%	6.92%	6.92%	
Fixed-rate debt obligations			$64.0				$66.2
Average interest rate			7.60%				
Fixed-rate debt obligations					$44.0		$45.4
Average interest rate					7.75%		
Fixed-rate debt obligations						$17.0	$17.5
Average interest rate						8.06%	
Variable-rate debt obligations	$34.7						$34.7
Average interest rate	2.98%						

Foreign Exchange Rate Risk

The following table provides information about the Company's financial instruments that are sensitive to changes in foreign currency rates. The Company has certain borrowings under available credit facilities denominated in multiple foreign currencies in order to align a portion of the Company's borrowings in the same currencies as those of the anticipated cash flows of its international operations.

	Expected Maturity Dates						
	2002	2003	2004	2005	2006	Thereafter	Fair Value
(in thousands, except rates)							
Variable-rate euro debt	$ 452						$ 452
Average interest rate	6.64%						
Variable-rate Australian dollar debt	$1,162						$1,162
Average interest rate	7.00%						
Variable-rate Hungarian forint debt	$ 17						$ 17
Average interest rate	8.25%						

Commodity Price Risk

The Company is a purchaser of certain commodities, primarily copper. The Company uses fixed-price purchase commitments to reduce the effect of changing commodity prices over the time frame required to reflect cost changes in sales price for the Company's products. The Company does not speculate on commodity prices. The following table presents the purchase commitments by the notional amount in pounds, the weighted average contract price and total dollar amounts by expected maturity date. In addition, the table presents the physical inventory of copper at December 31, 2001 by the amount of pounds held at average cost. The fair value of purchase commitments and physical inventory as of December 31, 2001 is also presented.

(in millions, except average price)	Expected Maturity Dates 2002	2003	Fair Value
Purchase commitments			
Commitment volume (pounds)	2.8	—	
Weighted average price (per pound)	$0.7439	—	
Commitment amounts	$ 2.1	—	$ 1.8
On-hand copper rod at December 31, 2001			
Pounds on hand	2.3	—	
Weighted average price (per pound)	$0.6783	—	
Total value on hand	$ 1.6	—	$ 1.5

Credit Risk

The Company sells its products to many customers in several markets across multiple geographic areas. Certain customers, primarily larger distributors and communications companies, constitute in aggregate approximately 56% and 51% of revenues in 2001 and 2000, respectively. During 2001, the Company recorded total bad debt expense of $8.9 million. Included in this amount was $8.4 million related to a single financially troubled VAR that purchased Communications segment products. During 2000, the Company recorded total bad debt expense of $5.9 million. Included in this amount was $5.1 million related to a single failed North American distributor of Electronics segment products. In December 2001, the Company recorded an $8.3 million receivable related to "take-or-pay" compensation due from a major private-label customer. This receivable was outstanding at December 31, 2001; however, it was paid in February 2002.

Outlook

During 2001, the Company experienced the impact of the general slowdown in the world economy. Accordingly, reduced sales volumes adversely affected the Company's operating results. As a result, the Company implemented cost-saving initiatives that included personnel reductions, working capital management and curtailed capital spending from planned levels. The Company was able to generate $73 million in cash flow from operations and utilized $39 million of these funds to reduce outstanding borrowings.

The Company anticipates that market conditions in 2002 for its Communications segment will include excess production capacity, enhanced sales-price pressures and continued utilization of thinly capitalized VARs for product distribution. In addition, the Company's European Communications segment is largely dependent on one customer in the United Kingdom. The cost-saving initiatives taken during 2001, coupled with continued cost reduction efforts in 2002, reflect the Company's adjustment of its cost structure to meet market demand.

Market conditions for the Company's Electronics segment are expected to remain constrained during 2002 and will include excess production capacity. The Company anticipates continued pricing pressure on products with networking applications and reduced demand for fiber optic products. In early 2002, the Company made further cost and staff reductions commensurate with anticipated market demand.

The Company anticipates the slowdown will continue into 2002 for most geographic and market segments. Increases in revenues and operating income will be largely dependent on the level of investment by the technology and communications industries and on the timing of any general economic recovery. The Company currently anticipates a gradual recovery in the later part of 2002; however, the Company anticipates that 2002 revenues may be 5 percent below those of 2001. The Company's cost reduction efforts should partly offset the impact of lower revenues, as they will provide increased operating leverage on lower revenues.

Forward-Looking Statements

The statements set forth other than historical facts are forward-looking statements made in reliance upon the safe harbor of the Private Securities Litigation Reform Act of 1995. As such, they are based on current expectations, estimates, forecasts and projections about the industries in which the Company operates, general economic conditions, and management's beliefs and assumptions. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. As a result, the Company's actual results may differ materially from what is expected or forecasted in such forward-looking statements. The Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, and disclaims any obligation to do so.

The Company's actual results may differ materially from such forward-looking statements for the following reasons: the general unsettled economic conditions in the United States and Europe (and the impact such conditions may have on the Company's sales); increasing price, product and service competition from United States and international competitors (including new entrants); the credit worthiness of the Company's customers (including the collectibility of receivables resulting from sales by the Communications segment to VARs); the Company's continued ability to introduce, manufacture and deploy competitive new products and services on a timely, cost-effective basis; the achievement of lower costs and expenses; the ability to successfully integrate the operations and businesses of acquired companies (including the Company's achievement of cost-saving and profit improvement initiatives within its Communications segment); the ability to transfer production to new facilities; developments in technology; the threat of displacement from competing technologies (including wireless and fiber optic technologies); demand and acceptance of the Company's products by customers and end users; changes in raw material costs and availability; changes in foreign currency exchange rates; the pricing of the Company's products; the success of implementing cost-saving programs and initiatives; reliance on large customers (particularly, the reliance of the Communications segment on sales to a limited number of large LECs in the United States and on sales to one large telecommunications company in the United Kingdom); general industry and market conditions and growth rates; and other factors noted in the Company's Form 10-K annual report for 2001 and other Securities Exchange Act filings.

Report of Independent Auditors

The Board of Directors and Shareholders
Belden Inc.

We have audited the accompanying consolidated balance sheets of Belden Inc. as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Belden Inc. at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

St. Louis, Missouri
January 31, 2002

Consolidated Balance Sheets

December 31,	2001	2000
(in thousands, except par value and number of shares)		
ASSETS		
Current assets		
Cash and cash equivalents	$ 2,799	$ 7,396
Receivables, less allowance for doubtful accounts of $15,349 at 2001 and $6,672 at 2000	105,865	156,195
Inventories	154,207	175,331
Income taxes receivable	14,527	—
Deferred income taxes	7,078	12,535
Other current assets	2,470	3,116
Total current assets	286,946	354,573
Property, plant and equipment, less accumulated depreciation	355,852	355,415
Goodwill, less accumulated amortization of $13,409 at 2001 and $11,232 at 2000	74,016	80,552
Other long-lived assets	5,876	5,228
	$ 722,690	$ 795,768
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 76,816	$ 142,871
Income taxes payable	—	4,352
Total current liabilities	76,816	147,223
Long-term debt	234,703	272,630
Postretirement benefits other than pensions	11,580	12,242
Deferred income taxes	69,614	61,049
Other long-term liabilities	15,732	14,955
Stockholders' equity		
Preferred stock, par value $.01 per share, 25,000,000 shares authorized, no shares outstanding	—	—
Common stock, par value $.01 per share, 100,000,000 shares authorized, 26,203,603 issued and 24,760,351 and 24,429,542 shares outstanding at 2001 and 2000, respectively	262	262
Additional paid-in capital	43,773	47,379
Retained earnings	323,671	297,625
Accumulated other comprehensive loss	(26,625)	(21,933)
Unearned deferred compensation	(1,233)	—
Treasury stock, at cost, 1,443,252 and 1,774,061 shares at 2001 and 2000, respectively	(25,603)	(35,664)
Total stockholders' equity	314,245	287,669
	$ 722,690	$ 795,768

See accompanying notes.

Consolidated Income Statements

Years Ended December 31, (in thousands, except per share amounts)	2001	2000	1999
Revenues	$ 939,988	$ 1,135,336	$ 818,614
Cost of sales	771,082	903,749	638,982
Gross profit	168,906	231,587	179,632
Selling, general and administrative expenses	114,832	125,388	97,701
Amortization of goodwill	2,136	2,214	2,041
Other operating earnings	(8,318)	—	—
Operating earnings	60,256	103,985	79,890
Nonoperating earnings	(1,200)	—	—
Interest expense	18,585	20,107	14,042
Income from continuing operations before taxes and cumulative effect of change in accounting principle	42,871	83,878	65,848
Income taxes	11,662	31,035	24,857
Income from continuing operations before cumulative effect of change in accounting principle	31,209	52,843	40,991
Income from discontinued business, net of tax expense of $54	—	—	89
Loss on disposal of discontinued business, net of tax benefit of $3,123	—	—	(5,150)
Income before cumulative effect of change in accounting principle	31,209	52,843	35,930
Cumulative effect of change in accounting principle	(251)	—	—
Net income	$ 30,958	$ 52,843	$ 35,930
Basic average shares outstanding	24,499	24,405	24,355
Basic earnings per share from continuing operations before cumulative effect of change in accounting principle	$ 1.27	$ 2.17	$ 1.68
Basic earnings per share before cumulative effect of change in accounting principle	$ 1.27	$ 2.17	$ 1.48
Basic earnings per share	$ 1.26	$ 2.17	$ 1.48
Diluted average shares outstanding	24,766	24,675	24,468
Diluted earnings per share from continuing operations before cumulative effect of change in accounting principle	$ 1.26	$ 2.14	$ 1.68
Diluted earnings per share before cumulative effect of change in accounting principle	$ 1.26	$ 2.14	$ 1.47
Diluted earnings per share	$ 1.25	$ 2.14	$ 1.47

See accompanying notes.

Consolidated Cash Flow Statements

Years Ended December 31, (in thousands)	2001	2000	1999
Cash flow from operating activities			
Income from continuing operations before cumulative effect of change in accounting principle	$ 31,209	$ 52,843	$ 40,991
Adjustments to reconcile income from continuing operations before cumulative effect of change in accounting principle to net cash provided by operating activities			
Depreciation	38,151	35,319	28,309
Amortization	2,141	2,216	2,049
Deferred income tax provision	9,644	6,719	5,577
Gain on business divestiture	(1,200)	—	—
Other, net	508	—	—
Changes in operating assets and liabilities (1)			
Receivables	46,147	(25,061)	(13,793)
Inventories	18,294	(41,854)	(2,274)
Accounts payable and accrued liabilities	(58,481)	9,771	7,847
Current and deferred income taxes, net	(14,501)	19,714	1,524
Other assets and liabilities, net	832	131	3,407
Net cash provided by operating activities	72,744	59,798	73,637
Cash flows from investing activities			
Capital expenditures	(37,072)	(34,130)	(24,863)
Cash used to acquire businesses	—	(15,485)	(197,557)
Proceeds from business divestiture	1,400	—	27,433
Proceeds from disposal of property	247	2,092	1,884
Net cash used for investing activities	(35,425)	(47,523)	(193,103)
Cash flows from financing activities			
Net borrowings/(payments) under long-term credit facility and credit agreements	(38,635)	(4,609)	5,501
Proceeds from private placement of debt	—	—	125,000
Proceeds from exercise of stock options	1,515	852	1,003
Cash dividends paid	(4,895)	(4,880)	(4,882)
Net cash provided by/(used for) *financing activities*	(42,015)	(8,637)	126,622
Cash flows from discontinued operations			
Loss from discontinued operations	—	—	(5,061)
Adjustments to reconcile loss from discontinued operations to net cash provided by/(used for) discontinued operations			
Depreciation and amortization	—	—	986
Loss on disposal and other noncash charges	—	—	8,273
Changes in operating assets and liabilities of discontinued operations	—	—	(10,157)
Capital expenditures	—	—	(416)
Net cash used for discontinued operations	—	—	(6,375)
Effect of exchange rate changes on cash and cash equivalents	99	(116)	(198)
Increase/(decrease) in cash and cash equivalents	(4,597)	3,522	583
Cash and cash equivalents, beginning of year	7,396	3,874	3,291
Cash and cash equivalents, end of year	$ 2,799	$ 7,396	$ 3,874

(1) *Net of the effects of exchange rate changes and acquired businesses.*

See accompanying notes.

Consolidated Stockholders' Equity Statements

(in thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Treasury Stock Shares	Treasury Stock Amount	Unearned Deferred Compensation	Accumulated Other Comprehensive Loss	Total
Balance at December 31, 1998	26,204	$262	$48,482	$218,605	(1,875)	$(38,823)	$ —	$ (8,859)	$219,667
Net income				35,930					35,930
Foreign currency translation adjustments								(4,191)	(4,191)
Comprehensive income									31,739
Issuance of common stock									
Stock options			(331)		31	959			628
Employee stock purchase plan			(193)		18	568			375
Cash dividends ($.05 per share)				(4,882)					(4,882)
Balance at December 31, 1999	26,204	262	47,958	249,653	(1,826)	(37,296)	—	(13,050)	247,527
Net income				52,843					52,843
Foreign currency translation adjustments								(8,883)	(8,883)
Comprehensive income									43,960
Issuance of common stock									
Stock options			(654)		48	1,506			852
Stock compensation			75		4	126			201
Cash dividends ($.05 per share)				(4,871)					(4,871)
Balance at December 31, 2000	26,204	262	47,379	297,625	(1,774)	(35,664)	—	(21,933)	287,669
Net income				**30,958**					**30,958**
Foreign currency translation adjustments								**(2,541)**	**(2,541)**
Unrealized loss on derivative instruments								**(245)**	**(245)**
Minimum pension liability								**(1,906)**	**(1,906)**
Comprehensive income									**26,266**
Issuance of common stock									
Stock options			**(1,013)**		**80**	**2,528**			**1,515**
Stock compensation			**(345)**		**66**	**2,086**	**(1,741)**		**—**
Employee stock purchase plan			**(2,248)**		**185**	**5,447**			**3,199**
Amortization of unearned deferred compensation							**508**		**508**
Cash dividends ($.05 per share)				**(4,912)**					**(4,912)**
Balance at December 31, 2001	**26,204**	**$262**	**$ 43,773**	**$ 323,671**	**(1,443)**	**$ (25,603)**	**$ (1,233)**	**$ (26,625)**	**$ 314,245**

See accompanying notes.

Note 1: Description of Business

Belden Inc. (the Company) designs, manufactures and markets metallic and fiber optic wire and cable products for the electronics and communications markets. The Company has manufacturing facilities in North America, Europe and Australia.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include Belden and all of its subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

Cash and Cash Equivalents

Cash equivalents consist of short-term, highly liquid investments with maturities of 3 months or less.

Inventories

Inventories, including raw materials, work-in-process and finished goods, are carried at cost or, if lower, market value. On the basis of current costs, 71% and 69% of inventories in 2001 and 2000, respectively, were carried on the last-in, first-out (LIFO) method. The remaining inventories were carried on the first-in, first-out (FIFO) method.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and depreciation is provided over the estimated useful lives of the related assets, generally 5 years for business information systems, 10 to 40 years for buildings and 5 to 12 years for machinery and equipment, using primarily the straight-line method.

Intangibles

Goodwill is related to businesses acquired and, prior to the Company's adoption of Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*, on January 1, 2002, was amortized over 40 years using the straight-line method.

Revenue Recognition

Revenue is recognized in the period title to product passes to customers. Provisions are recorded for anticipated returns and bad debts.

Minimum Requirements Contract

Amounts recognized under minimum requirements ("take-or-pay") contracts are classified in other operating earnings.

Income Taxes

Income taxes are provided based on earnings reported for financial statement purposes. The provision for income taxes differs from the amounts currently payable due to the recognition of revenues and expenses in different periods for income tax and financial statement purposes. Income taxes are provided as if operations in all countries, including the United States, were stand-alone businesses filing separate tax returns. In the first quarter of 2001, the Company determined under Accounting Principles Board Opinion (APB) No. 23, *Accounting for Income Taxes – Special Areas*, that undistributed earnings from its European and Australian subsidiaries would not be remitted to the United States in the foreseeable future and, therefore, no additional provision for United States taxes was made.

Research and Development

Research and development expenditures are charged to expense as incurred. Expenditures for research and development sponsored by the Company were $8.2 million, $7.7 million and $8.7 million for 2001, 2000 and 1999, respectively.

Environmental Remediation and Compliance

Environmental remediation costs are accrued, except to the extent costs can be capitalized, based on estimates of known environmental remediation exposures. Environmental compliance costs include maintenance and operating costs with respect to ongoing monitoring programs. Such costs are expensed as incurred. Capitalized environmental costs are depreciated generally utilizing a 15-year life.

Financial Risk Management

On January 1, 2001, the Company adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by SFAS No. 137 and SFAS No. 138. In accordance with the provisions of SFAS No. 133, the Company recorded a negative transition adjustment upon adoption of the standard to recognize its outstanding derivative instruments at fair value. This transition adjustment represented an approximate $251 thousand ($387 thousand pretax) loss or $(0.01) per share – diluted that was reflected on the Consolidated Income Statement as the cumulative effect of change in accounting principle. The Company also recorded a negative transition adjustment of approximately $317 thousand ($484 thousand pretax) in Accumulated Other Comprehensive Loss to recognize a previously deferred loss on an interest rate forward derivative. The portion of the transition adjustment recorded in Accumulated Other Comprehensive Loss as of January 1, 2001 that the Company recognized into earnings during the 12 months ended December 31, 2001 was not material to the financial statements.

The Company is exposed to various market risks such as changes in interest rates, currency exchange rates and commodity pricing. To manage the volatility relating to exposures, the Company nets the exposures on a consolidated basis to take advantage of natural offsets. For residual exposures, the Company sometimes enters into various derivative transactions pursuant to the Company's policies in areas such as counterparty exposure and hedging practices. The Company does not hold or issue derivative instruments for trading purposes. The terms of such instruments and the transactions to which they relate generally do not exceed 12 months.

Commodity Price Management

Raw materials used by the Company, primarily copper, are subject to price volatility caused by supply conditions, political and economic variables and other unpredictable factors. As part of its financial risk management strategy, the Company purchased exchange-traded forward contracts to manage its exposure to changes in copper costs during 2001. The copper forward contracts obligated the Company to make or receive a payment equal to the net change in the value of each contract at its maturity. Due to the Company's limited derivative activity, the relatively short tenors of such activity and the expected immaterial impact of derivative valuation gains and losses on financial results, the Company elected to treat these copper forward contracts as derivatives not designated as hedges in accordance with SFAS No. 133. The Company recognized a fair value adjustment loss of $686 thousand ($1.0 million pretax) on these contracts during 2001. At December 31, 2001, the Company was not a party to any outstanding copper forward contracts.

Currency Rate Management

The Company manufactures and sells its products in a number of countries throughout the world and, as a result, is exposed to movements in foreign currency exchange rates. The primary purpose of the Company's currency rate management activities is to manage the volatility associated with foreign currency purchases of materials or sales of finished product and other assets and liabilities created in the normal course of business. The Company's currency rate management strategy involves the use of natural techniques, where possible, such as the offsetting or netting of like-currency cash flows. Where natural techniques are not possible, the Company will sometimes use foreign currency derivatives, typically foreign currency forward contracts, with durations of generally 12 months or less.

The Company did not have any foreign currency derivatives outstanding at December 31, 2001 and did not employ foreign currency derivatives during the year then ended.

Management of Investment in International Subsidiaries

The Company generally views as long-term its investments in international subsidiaries with functional currencies other than the United States dollar. As a result, the Company does not generally use derivatives to manage these net investments. In terms of foreign currency translation risk, the Company is exposed primarily to the euro, the British pound, the Hungarian forint, the Canadian dollar and the Australian dollar.

The Company's net foreign currency investment in foreign subsidiaries and affiliates translated into United States dollars using year-end exchange rates was $112 million and $102 million at December 31, 2001 and 2000, respectively.

Impact of Pending Pronouncements
In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, *Business Combinations*, and SFAS No. 142 effective for fiscal years beginning after December 15, 2001.

SFAS No. 141 requires the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is no longer permitted. SFAS No. 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination that is completed after June 30, 2001.

SFAS No. 142 no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under certain conditions) for impairment in accordance with this statement. This impairment test uses a fair value approach rather than the undiscounted cash flows approach previously required by SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of.* Intangible assets that do not have indefinite lives will continue to be amortized over their useful lives.

The Company will apply the new rules of accounting under SFAS No. 142 beginning in the first quarter of 2002. Based on the Company's current levels of goodwill and indefinite-lived intangible assets, application of the nonamortization provisions of SFAS No. 142 is expected to result in an approximate $1.4 million ($2.1 million pretax) increase in net income. During 2002, the Company will perform the required impairment tests on goodwill and indefinite-lived intangible assets as of January 1, 2002.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment of Long-Lived Assets*, effective for fiscal years beginning after December 15, 2001. SFAS No. 144 supersedes SFAS No. 121 and certain accounting and reporting provisions of APB No. 30, *Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,* related to the disposal of a segment of a business. Because SFAS No. 121 did not address the accounting for a segment of a business recognized as a discontinued operation under APB No. 30, two accounting models existed for long-lived assets selected for disposition. With the issuance of SFAS No. 144, the FASB established a single accounting model, based on the framework established in SFAS No. 121, for long-lived assets selected for disposition. The Company will apply the new rules of accounting under SFAS No. 144 beginning in the first quarter of 2002.

Use of Estimates in the Preparation of the Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications
Certain reclassifications have been made to prior year amounts to make them comparable to current year classifications.

Note 3: Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

Years Ended December 31, (in thousands, except per share amounts)	2001	2000	1999
Numerator			
Income from continuing operations before cumulative effect of change in accounting principle	$ 31,209	$52,843	$40,991
Income before cumulative effect of change in accounting principle	$ 31,209	$52,843	$35,930
Net income	$ 30,958	$52,843	$35,930
Denominator			
Denominator for basic earnings per share – weighted-average shares	24,499	24,405	24,355
Effect of dilutive employee stock options	267	270	113
Denominator for diluted earnings per share – adjusted weighted-average shares	24,766	24,675	24,468
Basic earnings per share from continuing operations before cumulative effect of change in accounting principle	$ 1.27	$ 2.17	$ 1.68
Basic earnings per share before cumulative effect of change in accounting principle	$ 1.27	$ 2.17	$ 1.48
Basic earnings per share	$ 1.26	$ 2.17	$ 1.48
Diluted earnings per share from continuing operations before cumulative effect of change in accounting principle	$ 1.26	$ 2.14	$ 1.68
Diluted earnings per share before cumulative effect of change in accounting principle	$ 1.26	$ 2.14	$ 1.47
Diluted earnings per share	$ 1.25	$ 2.14	$ 1.47

Note 4: Acquisitions

During 2000 and 1999, the Company acquired the entities described below. Each of these acquisitions was accounted for under the purchase method of accounting. Accordingly, the purchase price was allocated to the net assets acquired based on their estimated fair market value. Operating results of each acquisition are included in the Company's consolidated results since its respective acquisition date.

- On April 3, 2000, the Company purchased certain assets and assumed certain liabilities of the metallic communications cable operations of Corning Communications Limited in Manchester, United Kingdom (Manchester) for cash of approximately $15 million. The Company recorded goodwill of $2.4 million related to the acquisition. Manchester manufactures and markets metallic cable products primarily for the British communications market and is the sole supplier of metallic communications cables to British Telecom.

- On October 25, 1999, the Company purchased for cash of approximately $17 million, Dörfler Kabelwerk GmbH (Dörfler), Klosterneuburg, Austria and Duna Kábel Kft. (Duna), Budapest, Hungary from Siemens Aktiengesellschaft. The Company recorded $7.7 million of goodwill with respect to the transaction. Dörfler and Duna manufacture and market copper communications and specialty electronics cables for the communications and industrial markets.

- On June 28, 1999, the Company acquired all of the outstanding shares of Cable Systems Holding Company (CSH) and its subsidiary Cable Systems International Inc. (CSI), Phoenix, Arizona. CSI manufactures and markets copper cable products used mainly for communications applications in the United States. The consideration paid in connection with the transaction totaled $183.5 million. This amount includes payment of the outstanding amounts owed by CSH and CSI under a credit agreement and amounts owed to holders of preferred stock of CSH. No goodwill was recorded with respect to this transaction.

  The CSI acquisition was funded with a $125 million short-term bridge loan as well as funds available under existing credit arrangements. On September 9, 1999, the Company completed a private placement of $125 million in unsecured debt. The private placement was issued in tranches of $64 million, $44 million and $17 million which will mature in 5, 7 and 10 years from closing with stated interest rates of 7.60%, 7.74% and 7.95%, respectively. The proceeds of the private placement were used to pay off the borrowings under the short-term bridge loan. The note purchase agreement affecting the private placement contains affirmative and negative covenants including minimum net worth and a maximum ratio of debt to total capitalization.

  The Company's pro forma unaudited information assuming the acquisition had been made at the beginning of 1999 is as follows:

Year Ended December 31,	1999
(in thousands, except per share amounts)	
Revenues	$948,919
Cost of sales	760,573
Gross profit	188,346
Selling, general and administrative expenses	114,376
Operating earnings	73,970
Interest expense	21,750
Income from continuing operations before taxes and cumulative effect of change in accounting principle	52,220
Income taxes	19,756
Income from continuing operations before cumulative effect of change in accounting principle	$ 32,464
Basic earnings per share	$ 1.33
Diluted earnings per share	$ 1.33

  Pro forma adjustments include primarily the impact of increased debt, adjusted values of assets, differing depreciation lives, redundant costs and certain reclassifications. In addition, certain portions of the CSI business were not acquired, including investments in affiliates accounted for under the equity method and two consolidated subsidiaries. Consolidated revenue attributable to the excluded consolidated entities was approximately $58.3 million for the year ended December 31, 1999.

  The unaudited pro forma results are provided for informational purposes only, should not be construed to be indicative of the Company's results of operations had the events described above been consummated on the date assumed and are not intended to project the Company's results of operations for any future periods.

Note 5: Discontinued Operations and Business Divestitures

On May 7, 1999, the Company completed the sale of its Cord Products Division, which had comprised the Cord Products segment, to Volex, Inc. The operating results of the Cord Products segment, including a first quarter 1999 provision for losses on the sale of $5.2 million ($8.3 million pretax), have been segregated from continuing operations and reported separately in the consolidated income statement.

Summarized financial information for the discontinued operation is as follows:

Year Ended December 31,	1999
(in thousands)	
Revenues	$ 22,525
Income before tax	143
Income, net of income taxes	89
Loss on disposal of discontinued operations, net of tax benefit	(5,150)

Included in income before tax is an allocation of interest expense based on the level of identifiable assets of the segment to total identifiable assets. These allocated costs were $181 thousand in the year ended December 31, 1999.

In February 2001, the Company completed the sale of its 70% ownership interest in MCTEC B.V. (MCTEC), Venlo, Netherlands to STS Biopolymers Inc. The Company received cash proceeds of approximately $1.4 million and recorded a gain in nonoperating earnings as a result of the transaction of $1.2 million before tax or $810 thousand ($0.03 per share—diluted) after tax. Operating earnings for MCTEC were $295 thousand and $195 thousand for 2000 and 1999, respectively.

Note 6: Inventories

December 31, (in thousands)	2001	2000
Raw materials	$ 39,710	$ 46,671
Work-in-process	3,052	7,883
Finished goods	119,973	137,409
Perishable tooling and supplies	7,735	7,312
	170,470	199,275
Excess of current standard costs over LIFO costs	(5,830)	(13,129)
Obsolescence and other reserves	(10,433)	(10,815)
	$154,207	$175,331

Note 7: Property, Plant and Equipment

December 31, (in thousands)	2001	2000
Land and land improvements	$ 28,385	$ 26,745
Buildings and leasehold improvements	121,374	117,119
Machinery and equipment	420,892	435,539
Construction in process	24,838	17,028
	595,489	596,431
Accumulated depreciation	(239,637)	(241,016)
	$ 355,852	$ 355,415

Note 8: Accounts Payable and Accrued Liabilities

December 31, (in thousands)	2001	2000
Trade accounts	$ 43,034	$ 91,306
Wages and related taxes	7,265	14,136
Employee benefits	7,291	9,702
Interest	5,381	5,507
Other (individual items less than 5% of total current liabilities)	13,845	22,220
	$ 76,816	$ 142,871

Note 9: Long-term Debt and Other Borrowing Arrangements

December 31, (in thousands)	2001	2000
Variable-rate bank revolving credit agreement, due 2004	$ —	$ —
Short-term borrowings, effective interest rate 2.98% at December 31, 2001	34,703	72,630
Medium-term notes, face amount of $75,000, due from 2005 through 2009, effective interest rate 6.92%	75,000	75,000
Medium-term notes, face amount of $64,000, due 2004, effective interest rate 7.60%	64,000	64,000
Medium-term notes, face amount of $44,000, due 2006, effective interest rate 7.75%	44,000	44,000
Medium-term notes, face amount of $17,000, due 2009, effective interest rate 8.06%	17,000	17,000
	$234,703	$272,630

The Company entered into a new credit agreement with a group of 7 banks in June 2001 (New Credit Agreement). The New Credit Agreement provides for an aggregate $150 million unsecured, variable-rate and revolving credit facility expiring in June 2004. The banks party to the New Credit Agreement can advance loans to the Company based on their respective commitments (syndicated loans). Syndicated loans accrue interest at the option of the Company at LIBOR plus 0.60% to 1.25%, or the higher of the prime rate or the federal funds rate plus 0.50%. The lead bank party to the New Credit Agreement can also advance loans to the Company up to an aggregate outstanding principal amount not exceeding $15 million (swing loans). Swing loans accrue interest at the higher of the prime rate or the federal funds rate plus 0.50%. A facility fee of 0.15% to 0.50% per annum is charged on the aggregate $150 million credit. The facility includes certain covenants, including maintenance of a maximum debt-to-total-capitalization ratio, maintenance of a minimum interest coverage ratio and maintenance of a minimum amount of consolidated tangible net worth. The New Credit Agreement replaces the $200 million credit agreement dated November 1996 between the Company and a group of 7 banks that would have expired in November 2001 (Old Credit Agreement). The Company cancelled the Old Credit Agreement in June 2001.

The short-term borrowings relate to unsecured, uncommitted arrangements with 8 banks under which the Company may borrow up to $105 million at prevailing interest rates. At December 31, 2001, these borrowings were reclassified to long-term debt, reflecting the Company's intention and ability to refinance the amounts during the next year on a long-term basis.

In 1999, the Company completed a private placement of $64 million, $44 million and $17 million of unsecured medium-term notes. The agreement for the notes contains various customary affirmative and negative covenants and other provisions, including restrictions on the incurrence of debt, maintenance of a maximum debt-to-total-capitalization ratio and maintenance of a minimum amount of consolidated net worth.

In 1997, the Company completed a private placement of $75 million of unsecured medium-term notes. The notes bear interest at 6.92% and mature 12 years from closing with an average life of 10 years. The agreement for the notes contains various customary affirmative and negative covenants and other provisions, including restrictions on the incurrence of debt, maintenance of a maximum debt-to-total-capitalization ratio and maintenance of a minimum amount of consolidated net worth.

Total interest paid, net of capitalized interest, during 2001, 2000 and 1999 was $18.0 million, $20.5 million and $11.5 million, respectively.

Payments due on medium-term notes during each of the five years subsequent to December 31, 2001 are as follows:

(in thousands)	
2002	$ —
2003	—
2004	64,000
2005	15,000
2006	59,000
Thereafter	62,000
	$ 200,000

Note 10: Income Taxes

Effective October 6, 1993, the Company and its former owner, Cooper Industries, Inc. (Cooper), entered into a Tax Sharing and Separation Agreement (Tax Agreement). Pursuant to the Tax Agreement, the Company and Cooper made an election in connection with the initial public offering of the Company's stock under Section 338(h)(10) of the Internal Revenue Code. The effect of this election is to increase the tax basis of the Company's assets. This additional basis increases income tax deductions and accordingly reduces income taxes otherwise payable by the Company. Pursuant to the Tax Agreement, the Company pays to Cooper the amount of the tax benefit associated with this additional basis (retaining 10% of the tax benefit associated with the amortization of the allocated cost of certain intangibles, such as goodwill) as realized on a quarterly basis and calculated by comparing the Company's actual taxes to the taxes that would have been owed had the increase in basis not occurred. The amount required to be paid to Cooper is subject to certain adjustments if certain business combinations or other acquisitions involving the Company occur. Except for the retained 10% benefit, the effect of the Tax Agreement is to put the Company in the same financial position it would have been in had there been no increase in the tax basis of the Company's assets.

The effect of the retained 10% benefit upon the income tax provisions reflected in the accompanying income statements is to reduce these provisions for the years ended December 31, 2001, 2000 and 1999 by $1.2 million, $1.2 million and $1.1 million, respectively.

The net tax expense of $11.7 million for the year ended December 31, 2001 reflects the favorable resolution of a prior-period tax contingency of $2.3 million and a reduction in the effective annual income tax rate from 37.0% to 32.5%. The lower effective tax rate was due primarily to the Company no longer recording, effective January 1, 2001, a provision for residual United States income tax on certain undistributed foreign earnings. The Company does not anticipate the repatriation of such earnings to the United States within the foreseeable future. Residual United States income taxes were not recorded on $7.0 million of undistributed foreign earnings for the year ended December 31, 2001.

Years Ended December 31,	2001	2000	1999
(in thousands)			
Income from continuing operations before taxes and cumulative effect of change in accounting principle			
United States operations	$ 31,546	$70,001	$57,564
Foreign operations	11,325	13,877	8,284
	$ 42,871	$83,878	$65,848
Income tax expense			
Currently payable			
United States federal	$ 253	$17,600	$14,826
United States state and local	(33)	3,596	3,643
Foreign	1,798	3,120	2,899
	2,018	24,316	21,368
Deferred			
United States federal	7,333	4,688	2,809
United States state and local	1,132	294	421
Foreign	1,179	1,737	259
	9,644	6,719	3,489
Total income tax expense	$ 11,662	$31,035	$24,857
Total income taxes paid, net of refunds (1)	$ 14,732	$15,337	$16,806

(1) Included in 2001, 2000 and 1999 taxes paid are $10,200, $8,700 and $12,400, respectively, paid to Cooper in accordance with the Tax Agreement.

Years Ended December 31,	2001	2000	1999
Effective tax rate reconciliation			
United States federal statutory rate	**35.0%**	35.0%	35.0%
State and local income taxes	**2.6**	2.8	3.8
Lower foreign tax rates and other	**(5.1)**	(0.8)	(1.0)
Favorable resolution of prior-period tax contingency	**(5.3)**	—	—
Effective tax rate	**27.2%**	37.0%	37.8%

December 31, (in thousands)	2001	2000
Components of deferred tax balances		
Deferred tax liabilities, net		
Plant, equipment and intangibles	**$ (80,070)**	$ (70,889)
Postretirement benefits	**10,456**	9,840
	(69,614)	(61,049)
Deferred tax assets		
Reserves and accruals	**7,078**	12,535
Net deferred tax liability	**$ (62,536)**	$ (48,514)

Deferred income taxes have been established for differences in the basis of assets and liabilities for financial statement and tax reporting purposes as adjusted for the Tax Agreement with Cooper.

Note 11: Retirement Plans

Substantially all employees are covered by defined benefit or defined contribution pension plans maintained by the Company. Annual contributions to retirement plans equal or exceed the minimum funding requirements of applicable local regulations. The assets of the pension plans are maintained in various trusts and invested primarily in equity and fixed income securities and money market funds.

Benefits provided to employees under defined contribution plans include cash contributions by the Company based on either hours worked by the employee or a percentage of the employee's compensation and in certain plans a partial matching of employees' salary deferrals with Company common stock. Defined contribution expense for the years ended December 31, 2001, 2000 and 1999 was $5.7 million, $6.2 million and $5.0 million, respectively.

The Company sponsors an unfunded postretirement benefit plan (medical and life insurance benefits) for employees who retired prior to 1989 (as well as certain other employees who were near retirement and elected to receive certain benefits). The net actuarial gain/(loss) in excess of a 10% corridor, the prior service cost and the transition asset or obligation are being amortized over the average remaining service period of active participants on a straight-line basis.

The following table provides a reconciliation of the changes in the plans' benefit obligations and fair value of plan assets for the years ended December 31, 2001 and 2000, and a statement of the funded status as of December 31, 2001 and 2000:

	Pension Benefits		Other Benefits	
Years Ended December 31,	2001	2000	2001	2000
(in thousands)				
Change in benefit obligation				
Benefit obligation, beginning of year	$ (133,418)	$ (129,128)	$ (18,133)	$ (14,028)
Service cost	(5,942)	(5,076)	(31)	(29)
Interest cost	(8,815)	(8,726)	(1,300)	(1,125)
Plan participants' contributions	(481)	(400)	(64)	(97)
Amendments	—	—	874	—
Transfers in	—	(153)	—	—
Actuarial gain/(loss) and other	5,658	15,632	(815)	(1,977)
Assumption change	(3,511)	—	(583)	(2,908)
Plan change	7	—	—	—
Acquisition	—	(14,043)	—	—
Benefits paid	5,983	8,476	1,837	2,031
Benefit obligation, end of year	$ (140,519)	$ (133,418)	$ (18,215)	$ (18,133)
Change in plan assets				
Fair value of plan assets, beginning of year	$ 136,450	$ 137,204	$ —	$ —
Actual return on plan assets	(10,627)	(10,318)	—	—
Acquisition	—	16,582	—	—
Employer contributions	2,476	736	1,773	1,934
Plan participant contributions	481	400	64	97
Transfers in	—	153	—	—
Expenses paid	—	169	—	—
Benefits paid	(5,983)	(8,476)	(1,837)	(2,031)
Fair value of plan assets, end of year	$ 122,797	$ 136,450	$ —	$ —
Funded status				
Funded status	$ (17,722)	$ 3,032	$ (18,215)	$ (18,133)
Unrecognized net actuarial (gain)/loss	6,463	(15,941)	8,173	7,261
Unrecognized prior service cost	(249)	(273)	(1,538)	(1,370)
Accrued benefit cost	$ (11,508)	$ (13,182)	$ (11,580)	$ (12,242)
Amounts recognized in the balance sheets				
Prepaid benefit cost	$ 2,916	$ 3,249	$ —	$ —
Accrued benefit liability	(17,548)	(16,431)	(11,580)	(12,242)
Noncurrent deferred taxes	1,218	—	—	—
Additional minimum pension liability	1,906	—	—	—
Net amount recognized	$ (11,508)	$ (13,182)	$ (11,580)	$ (12,242)

Certain of the pension plans had projected benefit obligations in excess of plan assets. The net unfunded status of these plans was $17.7 million and $10.3 million at December 31, 2001 and 2000, respectively. The table below shows the components of the net unfunded status of these plans:

	Pension Benefits		Other Benefits	
December 31,	**2001**	2000	**2001**	2000
(in thousands)				
Funded status of plans with projected benefit obligations in excess of plan assets				
Benefit obligation, end of year	**$ (140,519)**	$ (43,233)	**N/A**	N/A
Fair value of plan assets, end of year	**122,797**	32,974	**N/A**	N/A
Net unfunded status	**$ (17,722)**	$ (10,259)	**N/A**	N/A

Certain plans also had accumulated benefit obligations in excess of plan assets of $6.3 million and $2.7 million at December 31, 2001 and 2000, respectively. A minimum pension liability adjustment is required when the actuarial present value of accumulated benefits exceeds the fair value of plan assets and accrued pension liabilities. As of December 31, 2001, the Company recorded a minimum pension liability of $3.3 million with offsets to noncurrent deferred taxes, other comprehensive income and long-lived assets in the amounts of $1.2 million, $1.9 million and $0.2 million, respectively.

	Pension Benefits		Other Benefits	
Years Ended December 31,	**2001**	2000	**2001**	2000
Weighted-average assumptions				
Discount rate	**6.9%**	6.9%	**7.0%**	7.5%
Expected return of plan assets	**8.8%**	8.7%	**N/A**	N/A
Rate of compensation increase	**4.4%**	4.4%	**N/A**	N/A

For measurement purposes, a 9.5% gross health care trend rate was used for benefits to be claimed in 2002. Trend rates were to decrease gradually to 5.5% in 2010 and remain at this level beyond.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one percentage-point change in the assumed health care cost trend rates would have the following effects on 2001 expense and year-end liabilities:

(in thousands)	1% Increase	1% Decrease
Effect on total of service and interest cost components	$ 76	$ (69)
Effect on postretirement benefit obligation	$1,155	$ (1,040)

The following table provides the components of net periodic benefit costs for the plans for the years ended December 31, 2001, 2000 and 1999:

	Pension Benefits			Other Benefits		
Years Ended December 31,	2001	2000	1999	2001	2000	1999
(in thousands)						
Components of net periodic benefit cost						
Service cost	$ 5,942	$ 5,076	$ 6,135	$ 31	$ 29	$ 42
Interest cost	8,815	8,726	7,496	1,300	1,125	933
Expected return on plan assets	(12,437)	(12,273)	(9,445)	—	—	—
Amortization of prior service cost	(30)	(30)	(30)	(706)	(619)	(619)
Net (gain)/loss recognition	(937)	(1,062)	16	482	209	77
Transition (asset)/obligation recognition	—	—	(223)	—	—	—
Net periodic benefit cost	$ 1,353	$ 437	$ 3,949	$ 1,107	$ 744	$ 433

Note 12: Stock Compensation Plans

The Company has two forms of stock compensation plans, the Long-term Incentive Plan (Incentive Plan) and the Employee Stock Purchase Plan (Stock Purchase Plan). Under the Incentive Plan, certain employees of the Company are eligible to receive awards in the form of stock options, stock appreciation rights, restricted stock grants and performance shares. Under the terms of the Incentive Plan, options to purchase up to 3.8 million shares of Company common stock were reserved for issuance, were granted at not less than fair market value, become exercisable in equal amounts on each of the first 3 anniversaries of the grant date and expire 10 years from the grant date. As of December 31, 2001, options to purchase approximately 1.6 million shares of Company common stock were outstanding and vested. At December 31, 2001, options to purchase 569 thousand shares of Company common stock were available for future grant under the Incentive Plan. Under the Stock Purchase Plan, all full-time employees in Canada, Germany, Netherlands and the United States receive an option to purchase Company common stock at the lesser of 85% of the fair market value on the offering date or 85% of the fair market value on the exercise date.

On February 14, 2001, the Company issued 66,000 shares of restricted stock to a number of its key employees. Participants will receive a stated amount of the Company's common stock provided they remain employed with the Company for 3 years from the grant date. This grant has been accounted for under APB No. 25, *Accounting for Stock Issued to Employees*, as a fixed plan since both the aggregate number of grants issued and the aggregate amount to be paid by the participants for the common stock is known. Compensation related to the awards is measured as the difference between the market price of the Company's common stock at the grant date and the amount to be paid by the participants for the common stock. At the grant date, the Company recognized unearned deferred compensation of $1.7 million. Unearned deferred compensation is amortized to earnings over the three-year vesting period. For the year ended December 31, 2001, the Company recognized compensation expense in the amount of $508 thousand related to the restricted stock grants.

With respect to the 1999 offering of the Stock Purchase Plan, on December 7, 2001, the Company sold 181,333 shares to 754 employees at $17.32 per share using existing treasury shares. With respect to the 2001 offering, at December 31, 2001, 1,204 participating employees had options to acquire up to 174,214 shares of common stock at the lesser of $15.26 per share or 85% of the market price on the exercise date of December 6, 2002. An aggregate of 1.3 million shares of common stock is currently reserved for issuance under the Stock Purchase Plan.

The Company accounts for stock options under APB No. 25, and has adopted the disclosure-only provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*. Accordingly, no compensation cost has been recognized for either the Incentive Plan or the Stock Purchase Plan. The effect of applying SFAS No. 123's fair value method to the Company's stock compensation is as follows:

	2001		2000		1999	
Years Ended December 31,	As Reported	Pro forma	As Reported	Pro forma	As Reported	Pro forma
(in thousands, except per share amounts)						
Income from continuing operations before cumulative effect of change in accounting principle	$ 31,209	$ 28,484	$52,843	$48,896	$40,991	$38,241
Basic earnings per share from continuing operations before cumulative effect of change in accounting principle	$ 1.27	$ 1.16	$ 2.17	$ 2.00	$ 1.68	$ 1.57
Diluted earnings per share from continuing operations before cumulative effect of change in accounting principle	$ 1.26	$ 1.15	$ 2.14	$ 1.98	$ 1.68	$ 1.56

The fair value of common stock options was estimated at the date of grant using the Black-Scholes option-pricing model. For the years ended December 31, 2001, 2000 and 1999, assumptions used in the determination of the option fair value include the following:

Years Ended December 31,	2001	2000	1999
Dividend yield	4.09%	4.85%	6.76%
Expected volatility	39.11%	43.03%	51.48%
Expected option life (in years)	5.26	5.23	7.00
Risk-free interest rate	4.61%	4.54%	4.75%

For the years ended December 31, 2001, 2000 and 1999, the weighted average per share fair value of options granted under the Incentive Plan was $6.80, $4.83 and $4.59, respectively. For the years ended December 31, 2001 and 2000, the weighted average per share value of purchase rights granted under the Stock Purchase Plan was $4.19 and $5.78, respectively. The Black-Scholes option-pricing model was developed to estimate the fair value of market-traded options. Incentive stock options have certain characteristics, including vesting periods and non-transferability, which market-traded options do not possess. Due to the significant effect that changes in assumptions and differences in option characteristics might have on option fair values, the models may not accurately reflect the fair value of the options.

The following table summarizes the Company's stock option and restricted stock award activity and related information for the years ended December 31, 2001, 2000 and 1999:

Years Ended December 31,	2001		2000		1999	
	Options	**Weighted Average Exercise Price**	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	**2,243,200**	**$ 26.33**	1,756,021	$27.60	1,743,694	$28.08
Granted	**507,500**	**22.87**	622,000	21.89	309,500	20.83
Exercised	**(79,537)**	**17.66**	(48,723)	18.03	(30,917)	18.29
Canceled	**(23,333)**	**26.47**	(86,098)	24.52	(266,256)	24.23
Outstanding at end of year	**2,647,830**	**$ 25.93**	2,243,200	$26.34	1,756,021	$27.59
Excercisable at end of year	**1,651,032**	**$ 28.18**	1,088,522	$29.18	694,553	$29.65

The following table summarizes information about fixed stock options outstanding at December 31, 2001:

Options Outstanding				**Options Exercisable**	
Range of Exercise Prices	Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
$16 to 21	642,243	6.9 years	$18.11	563,242	$17.83
21 to 27	1,074,380	8.5 years	23.68	222,583	21.98
27 to 32	266,875	4.0 years	30.68	266,875	30.68
32 to 37	65,500	4.7 years	35.19	65,500	35.19
37 to 42	532,832	6.0 years	39.58	532,832	39.58
$16 to 42	2,581,830	7.0 years	$26.59	1,651,032	$28.18

The following table summarizes the Company's restricted stock award activity and related information for the year ended December 31, 2001:

	Restricted Stock Award Shares	Accumulated Dividends
Outstanding at beginning of year	—	$ —
Granted	66,000	13,200
Issued	—	—
Forfeited	—	—
Outstanding at end of year	66,000	$13,200

Note 13: Contingent Liabilities

Various claims are asserted against the Company in the ordinary course of business including those pertaining to income tax examinations and product liability, customer, vendor and patent matters. Based on facts currently available, management believes that the disposition of the claims that are pending or asserted will not have a materially adverse effect on the financial position of the Company.

Note 14: Stockholder Rights Plan

Under the Company's Stockholder Rights Plan, each share of common stock generally has "attached" to it one preferred share purchase right. Each right, when exercisable, entitles the holder to purchase 1/100th of a share of the Company's Series A Junior Participating Preferred Stock at a purchase price of $100. Each 1/100th of a share of Series A Junior Participating Preferred Stock will be substantially equivalent to one share of common stock and will be entitled to one vote, voting together with the shares of common stock. The rights will become exercisable only if, without the prior approval of the Board of Directors, a person or group of persons acquires or announces the intention to acquire 15% or more of the common stock. If the Company is acquired through a merger or other business combination transaction, each right will entitle the holder to purchase $200 worth of the surviving company's common stock for $100 (subject to adjustment). In addition, if a person or group of persons acquires 15% or more of the common stock, each right not owned by the 15% or greater shareholder would permit the holder to purchase $200 worth of common stock for $100 (subject to adjustment). The rights are redeemable, at the option of the Company, at $.01 per right at any time until ten business days after a person or group of persons acquires 15% or more of the common stock. The rights expire on July 18, 2005.

Note 15: Commitments

At December 31, 2001, the Company was not a party to any derivative contracts. At December 31, 2001, the Company was committed to purchase approximately 2.8 million pounds of copper, a one-month supply of the anticipated requirements for the Company's Communications segment, at an aggregate cost of $2.1 million. At December 31, 2001, there were unrealized losses of $0.3 million on these commitments. The commitments mature as follows:

(in millions)	
Quarter 1, 2002	$2.1
Quarter 2, 2002	—
Quarter 3, 2002	—
Quarter 4, 2002	—
Thereafter	—

Note 16: Leases

Operating lease expense incurred primarily for office space, machinery and equipment was $4.5 million, $4.4 million and $4.1 million in 2001, 2000 and 1999, respectively.

Minimum annual lease payments for noncancelable operating leases in effect at December 31, 2001 are as follows:

(in thousands)	
2002	$ 3,989
2003	2,236
2004	1,158
2005	430
2006	315
Thereafter	150
	$ 8,278

Note 17: Major Customers, Concentrations of Credit and Fair Value of Financial Instruments

Major Customers

Sales to two major customers were $157.8 million or 17% and $104.2 million or 11% of total revenues in 2001, $138.3 million or 12% and $158.8 million or 14% of total revenues in 2000, and $45.3 million or 6% and $134.4 million or 16% of total revenues in 1999.

Concentrations of Credit

The Company sells its products to many customers in several markets across multiple geographic areas. Certain customers, primarily larger distributors and communications companies, constitute in aggregate approximately 56% and 51% of revenues in 2001 and 2000, respectively. During 2001, the Company recorded total bad debt expense of $8.9 million. Included in this amount was $8.4 million related to a single financially troubled value-added reseller that purchased Communications segment products. During 2000, the Company recorded total bad debt expense of $5.9 million. Included in this amount was $5.1 million related to a single failed North American distributor of Electronics segment products. In December 2001, the Company recorded an $8.3 million receivable related to "take-or-pay" compensation due from a major private-label customer. This receivable was outstanding at December 31, 2001; however, it was paid in February 2002. At December 31, 2001 and 2000, the Company did not consider itself to have any significant concentrations of credit except for receivables from several operating units of its two major customers of $13.0 million and $23.2 million, respectively.

Fair Value of Financial Instruments
The Company's financial instruments consist primarily of cash and cash equivalents, trade receivables, trade payables and debt instruments. At December 31, 2001 and 2000, the book values of cash and cash equivalents, trade receivables, trade payables and debt instruments, excluding the medium-term notes, are considered representative of their respective fair values. The book value of the medium-term notes at December 31, 2001 was $200 million. The fair value of the medium-term notes at December 31, 2001 was approximately $235 million estimated on a discounted cash flow basis using current obtainable rates for similar financing.

Note 18: Minimum Requirements Contract
The Company has a contractual "take-or-pay" agreement with a Communications segment customer that requires the customer to purchase minimum quantities of product from the Company or pay the Company compensation according to contractual terms. During 2001, the customer did not make the minimum required purchases and the Company is entitled to receive compensation according to the terms of the agreement. As a result, the Company recorded $8.3 million in other operating earnings as "take-or-pay" compensation. This $8.3 million receivable was outstanding at December 31, 2001; however, it was paid in February 2002. The agreement further requires the customer to purchase minimum quantities of product from the Company in 2002 and provides additional compensation amounts under a sales incentive agreement. If the customer does not purchase product from the Company in 2002, "take-or-pay" compensation in the range of $8 million to $10 million will be due to the Company.

Note 19: Accumulated Other Comprehensive Loss

(in thousands)	Foreign Currency Translation Adjustment	Unrealized Loss on Derivative Instruments	Minimum Pension Liability	Accumulated Other Comprehensive Loss
Balance at December 31, 1998	$ (8,859)	$ —	$ —	$ (8,859)
Current Period Change	(4,191)	—	—	(4,191)
Balance at December 31, 1999	(13,050)	—	—	(13,050)
Current Period Change	(8,883)	—	—	(8,883)
Balance at December 31, 2000	(21,933)	—	—	(21,933)
Current Period Change	**(2,541)**	**(245)**	**(1,906)**	**(4,692)**
Balance at December 31, 2001	**$ (24,474)**	**$ (245)**	**$ (1,906)**	**$ (26,625)**

Note 20: Industry Segments and Geographic Information
The Company conducts its operations through two business segments—the Electronics segment and the Communications segment. The Electronics segment designs, manufactures and markets metallic and fiber optic wire and cable products with communications, entertainment, industrial and networking applications. These products are sold primarily through distributors. The Communications segment designs, manufactures and markets metallic cable products primarily with communications and networking applications. These products are sold chiefly to Local Exchange Carriers (LECs) either directly or through VARs designated by the LECs.

The Company evaluates segment performance and allocates resources based on operating earnings before interest and income taxes.

Operating earnings of the two principal segments include all the ongoing costs of operations. Allocations to or from these business segments are not significant. With the exception of certain unallocated tax assets, substantially all the business assets are utilized by the business segments.

Business Segment Information

2001	Electronics	Communications	Other	Consolidated
(in thousands)				
Revenues to third parties	$ 614,946	$ 325,042	$ —	$ 939,988
Intersegment revenues	7,847	12,280	(20,127)	—
Depreciation & amortization	27,142	12,884	266	40,292
Operating earnings/(loss)	61,925	6,283	(7,952)	60,256
Interest expense	—	—	18,585	18,585
Income/(loss) from continuing operations before taxes and cumulative effect of change in accounting principle	61,925	6,283	(25,337)	42,871
Identifiable assets	422,355	285,718	14,617	722,690
Acquisition of property, plant & equipment	19,902	17,168	2	37,072

2000	Electronics	Communications	Other	Consolidated
(in thousands)				
Revenues to third parties	$ 783,888	$ 351,448	$ —	$ 1,135,336
Intersegment revenues	6,508	28,488	(34,996)	—
Depreciation & amortization	26,099	11,190	246	37,535
Operating earnings/(loss)	97,410	16,683	(10,108)	103,985
Interest expense	—	—	20,107	20,107
Income/(loss) from continuing operations before taxes and cumulative effect of change in accounting principle	97,410	16,683	(30,215)	83,878
Identifiable assets	481,012	304,805	9,951	795,768
Acquisition of property, plant & equipment	27,706	24,024[1]	319	52,049

(1) Includes $17,919 for acquired property, plant & equipment related to the Manchester acquisition.

1999	Electronics	Communications	Other	Consolidated
(in thousands)				
Revenues to third parties	$ 692,272	$ 126,342	$ —	$ 818,614
Intersegment revenues	3,044	5,761	(8,805)	—
Depreciation & amortization	25,425	4,835	98	30,358
Operating earnings/(loss)	79,651	4,673	(4,434)	79,890
Interest expense	—	—	14,042	14,042
Income/(loss) from continuing operations before taxes and cumulative effect of change in accounting principle	79,651	4,673	(18,476)	65,848
Identifiable assets	471,224	235,469	5,771	712,464
Acquisition of property, plant & equipment	27,426[1]	160,203[2]	93	187,722

(1) Includes $7,081 for acquired property, plant & equipment related to the Dörfler and Duna acquisitions.
(2) Includes $155,778 for acquired property, plant & equipment related to the CSI acquisition.

Geographic Information

The following table identifies revenues by country based on the location of the customer and property, plant and equipment by country based on physical location.

	2001			2000			1999		
Country & Region	**Revenues**	**Percent of Revenue**	**Property, Plant & Equipment**	Revenues	Percent of Revenue	Property, Plant & Equipment	Revenues	Percent of Revenue	Property, Plant & Equipment
(in thousands)									
United States	**$622,216**	**66%**	**$264,331**	$ 777,489	69%	$267,490	$559,247	68%	$268,768
Netherlands	**12,208**	**1%**	**29,444**	12,708	1%	33,418	13,574	2%	36,144
United Kingdom	**88,044**	**9%**	**19,980**	96,566	9%	17,676	23,067	3%	–
Rest of Europe	**99,040**	**11%**	**19,447**	115,340	10%	12,328	100,152	12%	16,823
Total Europe	**199,292**	**21%**	**68,871**	224,614	20%	63,422	136,793	17%	52,967
Rest of World	**118,480**	**13%**	**22,650**	133,233	11%	24,503	122,574	15%	27,351
Total	**$939,988**	**100%**	**$355,852**	$1,135,336	100%	$355,415	$818,614	100%	$349,086

Note 21: Quarterly Operating Results (unaudited)

	2001 (by quarter)			
	1	**2**	**3**	**4**
(in thousands, except per share amounts)				
Revenues	**$ 251,828**	**$ 246,915**	**$ 236,475**	**$ 204,770**
Gross profit	**49,309**	**47,234**	**42,067**	**30,296**
Operating earnings	**21,086**	**19,584**	**6,204**	**13,382**
Net income	**11,215**	**9,595**	**3,761**	**6,387**
Basic earnings per share	**$ .46**	**$ .39**	**$ .15**	**$ .26**
Diluted earnings per share	**$ .45**	**$ .39**	**$ .15**	**$ .26**

	2000 (by quarter)			
	1	2	3	4
(in thousands, except per share amounts)				
Revenues	$ 228,009	$ 291,199	$ 306,257	$ 309,871
Gross profit	46,870	57,681	59,095	67,941
Operating earnings	19,374	25,109	28,824	30,678
Net income	9,359	12,474	14,802	16,208
Basic earnings per share	$ 0.38	$ 0.51	$ 0.61	$ 0.66
Diluted earnings per share	$ 0.38	$ 0.50	$ 0.60	$ 0.66

Stockholder Information

Corporate Office
Belden Inc.
7701 Forsyth Boulevard
Suite 800
St. Louis, Missouri 63105
(314) 854-8000

Investor Relations Contact
Dee Johnson
Director, Investor Relations
7701 Forsyth Boulevard
Suite 800
St. Louis, Missouri 63105
(314) 854-8054

Annual Meeting
11:00 a.m., May 7, 2002
St. Louis Club
7701 Forsyth Boulevard
St. Louis, Missouri 63105

Transfer Agent
Mellon Investor Services
P.O. Box 3315
So. Hackensack, New Jersey 07606
(888) 213-0965

Independent Auditors
Ernst & Young LLP
190 Carondelet Plaza
Suite 1300
St. Louis, Missouri 63105
(314) 290-1000

Form 10-K

Stockholders may obtain without charge a copy of the Company's annual report on Form 10-K filed with the Securities and Exchange Commission by writing to the Investor Relations Department at the Company's corporate office.

Market Information

The Company's common stock is traded on the New York Stock Exchange under the symbol BWC and has been since September 30, 1993. At February 27, 2002, the Company had 878 stockholders of record.

Common Stock Prices and Dividends

	2001 (by quarter)			
	1	2	3	4
Dividends per common share	**$ .05**	**$ .05**	**$ .05**	**$ .05**
Common stock prices:				
High	**28.69**	**26.90**	**27.00**	**24.70**
Low	**19.30**	**17.00**	**15.95**	**17.10**

	2000 (by quarter)			
	1	2	3	4
Dividends per common share	$ .05	$ .05	$ .05	$ .05
Common stock prices:				
High	29.00	30.38	28.50	26.75
Low	19.19	23.50	22.00	19.50

Directors

Lorne D. Bain (Director since 1993; Age 60)
Audit Committee Member

Christopher I. Byrnes (Director since 1995; Age 52)
Compensation Committee Chairman
Dean, School of Engineering and Applied Science, Washington University.

C. Baker Cunningham (Director since 1993; Age 60)
Chairman of the Board, President and Chief Executive Officer, Belden Inc.

Arnold W. Donald (Director since 2000, Age 47)
Audit Committee Member
Chairman and Chief Executive Officer, Merisant, a global marketer of sweeteners under the brands Equal® and Canderel®.

John M. Monter (Director since 2000; Age 54)
Compensation Committee Member
Chairman, President and Chief Executive Officer, Brand Services, Inc., a supplier of scaffolding services and specialty temporary structures.

Bernard G. Rethore (Director since 1997; Age 60)
Audit Committee Chairman
Chairman of the Board, Emeritus, Flowserve Corporation, a supplier of advanced-technology fluid transfer and control equipment, systems and services.

Whitson Sadler (Director since 2000; age 61)
Compensation Committee Member
Director, Solvay S.A., a Belgium-based producer of chemicals, plastics, and pharmaceuticals.

Officers

C. Baker Cunningham (Age 60)
Chairman of the Board, President and Chief Executive Officer

Peter J. Wickman (Age 52)
Vice President, Operations and President, Belden Electronics

Richard K. Reece (Age 45)
Vice President, Operations and President, Belden Communications

Paul Schlessman (Age 45)
Vice President, Finance and Chief Financial Officer

Kevin L. Bloomfield (Age 50)
Vice President, Secretary and General Counsel

Cathy O. Staples (Age 51)
Vice President, Human Resources

Stephen H. Johnson (Age 52)
Treasurer

Belden linking people and technology



Linking people and technology

Belden

7701 Forsyth Blvd. Suite 800
St. Louis, Mo. 63105
Telephone: 314-854-8000
Fax: 314-854-8001
www.belden.com